Exhibit 99.1

Unaudited Interim Report
for the
six-month
period
ended 30 June 2025

The following is a review of our financial condition and results of operations as of 30 June 2025 and for the six-month periods ended 30 June 2025 and 2024, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.
This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the six-month period ended 30 June 2025, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (
“SEC”
). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.
Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2024 filed with the SEC on 12 March 2025 (“
2024 Annual Report
”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2024 Annual Report for further information on our presentation of financial information.
We have prepared our interim unaudited condensed consolidated financial statements as of 30 June 2025 and for the six-month period ended 30 June 2025 and 2024 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“
IFRS
”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 June 2025 and for the six-month period ended 30 June 2025 and 2024. The reported numbers as of 30 June 2025 and for the six-month period ended 30 June 2025 and 2024 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the six-month period ended 30 June 2025 and 2024 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob ULTRA®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 144,000 employees based in nearly 50 countries worldwide. For 2024, AB InBev’s reported revenue was USD 59.8 billion (excluding joint ventures and associates).
Capitalized terms used herein and not defined have the meanings given to them in the 2024 Annual Report.

Forward-Looking Statements
There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2024 Annual Report for further discussion of risks and uncertainties that could impact our business.
These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•
global, regional and local economic weakness and uncertainty, including the risks of an economic downturn, recession, foreign exchange fluctuations, tariffs and/or inflationary pressures in one or more of our key markets, and the impact they may have on us, our customers and our suppliers and our assessment of that impact;

•
continued geopolitical instability (including as a result of the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea), which may have a substantial impact on the economies of one or more of our key markets and may result in, among other things, disruptions to global supply chains, increases in commodity and energy prices with follow-on inflationary impacts, and economic and political sanctions;

•
financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•	changes in government policies and currency controls;

•
continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•
the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•
changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses or increase our prices to offset increased costs;

•	failure to meet our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer preferences, spending and behavior;

•	changes in pricing environments;

•	volatility in the availability or prices of raw materials, commodities and energy;

•	damage to our reputation or the image and reputation of our brands;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	climate change and other environmental concerns;

•
the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological disruptions, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in this document that are not historical; and

•	our success in managing the risks involved in the foregoing.
Many of these risks and uncertainties are, and will be, exacerbated by geopolitical volatility and unpredictability and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.
We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2024 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Six-Month Period Ended 30 June 2025 Compared to Six-Month Period Ended 30 June 2024
The table below presents our condensed consolidated results of operations for the six-month periods ended 30 June 2025 and 2024.

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024	Change

	(USD Million, except volumes)		(%) (1)
Volumes (thousand hectoliters)	279,615	285,837	(2.2)
Revenue	28,632	29,880	(4.2)
Cost of sales	(12,602)	(13,419)	6.1
Gross profit	16,029	16,461	(2.6)
Selling, General and Administrative expenses	(8,812)	(9,248)	4.7
Other operating income/(expenses)	383	334	14.8
Exceptional items	(94)	(119)	20.8
Profit of the period	4,568	3,236	41.1
Profit from operations	7,506	7,428	1.1
Normalized EBITDA (2)	10,156	10,288	(1.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)
Normalized EBITDA is a non-IFRS measure. For a discussion of how we use Normalized EBITDA and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

Volumes
Our reported volumes include both beer and non-beer (primarily carbonated soft drinks, spirits-based beverages and energy drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew and third-party products that we sell through our distribution network, particularly in Europe and Middle Americas. Volumes sold by the Global Export and Holding Companies businesses are shown separately.
The table below summarizes the volume evolution by business segment.

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024	Change

	(thousand hectoliters)		(%) (1)
North America	42,218	43,992	(4.0)
Middle Americas	73,903	74,072	(0.2)
South America	75,089	76,315	(1.6)
EMEA	44,924	44,882	0.1
Asia Pacific	43,365	46,444	(6.6)
Global Export and Holding Companies	116	132	(12.0)

Total	279,615	285,837	(2.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated volumes for the six-month period ended 30 June 2025 decreased by 6.2 million hectoliters, or 2.2%, to 279.6 million hectoliters compared to our consolidated volumes for the six-month period ended 30 June 2024, as a result of our performance mainly in Asia Pacific, North America and South America. The results for the six-month period ended 30 June 2025 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2024 and 2025 (collectively, the
“2024 and 2025 acquisitions and disposals”
).
Excluding volume changes attributable to the 2024 and 2025 acquisitions and disposals, our volumes decreased 2.0% in the six-month period ended 30 June 2025 compared to the six-month period ended 30 June 2024. On the same basis, our beer volumes decreased 2.3% and our non-beer volumes remained flat. Volume was impacted by soft industries and performance in China and Brazil.
North America
In the six-month period ended 30 June 2025, our volumes in
North America
decreased by 1.8 million hectoliters, or 4.0%, compared to the six-month period ended 30 June 2024. Excluding volume changes attributable to discontinued distribution rights in the United States, our total volumes decreased by 3.0% in the six-month period ended 30 June 2025, compared to the same period last year.
In the
United States
, our sales-to-retailers (“
STRs
”) decreased by 3.5%, estimated to have outperformed the industry, and our sales-to-wholesalers (“
STWs
”) declined by 3.2%. We expect our STRs and STWs to converge on a full year basis. Increased investment and consistent execution drove our momentum with our portfolio continuing to gain market share of the beer industry. Our beer portfolio was led by Michelob Ultra and Busch Light which were the #1 and #2 volume share gainers in the industry, according to Circana. We are the leaders in no-alcohol beer, with our portfolio growing volumes in the high-twenties, as we are leading the industry in innovation with Michelob Ultra Zero and Busch Light Apple, the top 2 innovations in the beer industry year-to-date. In Beyond Beer, our spirits-based RTD portfolio delivered low-twenties volume growth, led by Cutwater and Nütrl.

In
Canada
, our volumes decreased by low-single digits, outperforming a soft industry according to our estimates. Our performance was led by Michelob Ultra, Busch and Corona which were estimated to be three of the top five volume share gainers in the industry.
Middle Americas
In the six-month period ended 30 June 2025, our volumes in
Middle Americas
decreased by 0.2 million hectoliters, or 0.2%, compared to the six-month period ended 30 June 2024.
In
Mexico
, our volumes increased by low-single digits. We are leading the growth in no-alcohol beer with Corona Cero growing volume by strong double-digits and now the #1 no-alcohol beer brand in the country, according to Nielsen. We continued to progress our digital initiatives, with BEES Marketplace growing Gross Merchandise Value (“
GMV”)
by 36% compared to the first six months of 2024 and our digital DTC platform, TaDa Delivery, fulfilling more than 2.2 million orders, a 12% increase compared to the first six months of 2024.
In
Colombia
, our volumes increased by low-single digits. Our above core beer brands led our performance, delivering mid-single digit volume growth and driving record high first half beer volumes.
In
Peru
, our volumes increased by low-single digits, as the beer industry returned to growth in the second quarter of 2025 supported by normalized weather and Easter shipment phasing.
In
Ecuador
, our volumes decreased by low-single digits.
South America
In the six-month period ended 30 June 2025, our volumes in
South America
decreased by 1.2 million hectoliters, or 1.6%, compared to the six-month period ended 30 June 2024, with our beer volumes decreasing 2.5% and our non-beer volumes increasing 0.7%.
In
Brazil
, our volumes declined by 2.4% with beer volumes declining by 4.0% and non-beer volumes increasing by 1.9%. Our premium and super premium beer brands led our performance in the first half of 2025, delivering high-teens volume growth, driven by Corona, Stella Artois and Original. Our portfolio of balanced choices drove incremental growth with volumes of our no-alcohol beer brands increasing by mid-twenties, led by Brahma 0.0 and Corona Cero, and Stella Artois Gluten Free more than doubling during the second quarter of 2025. We continue to invest to increase the brand power of our portfolio, mainstream volumes however declined in the second quarter of 2025, impacted by a soft industry. Non-beer performance was driven by our low- and no-sugar portfolio, which grew volumes in the mid-twenties. We continued to progress our digital initiatives, with BEES Marketplace GMV growing 72% compared to the first half of 2024, and our digital DTC platform, Zé Delivery, reaching 5.3 million monthly active users.
In
Argentina
, our volumes decreased by low-single digits with volumes trends improving in the second quarter compared to the first quarter of 2025. Beer volumes declined by low-single digits as the industry returned to growth during the second quarter of 2025, despite overall consumer demand continuing to be impacted by inflationary pressures.
EMEA
In the six-month period ended 30 June 2025, our volumes in
EMEA
remained flat compared to the six-month period ended 30 June 2024.
In
Europe
, our volumes declined by low-single digits, estimated to have outperformed the industry in 5 of our 6 key markets. Industry volumes in our footprint were estimated to be flattish in the second quarter of 2025, an improvement compared to a prior quarter, with beer gaining share of total alcohol. We continued to premiumize our portfolio. Our performance was driven by our megabrands, led by Corona, which grew volume by high-single digits, and Stella Artois, which successfully activated the Perfect Serve campaign at the Roland Garros and Wimbledon tennis tournaments. Our no-alcohol beer portfolio grew volumes by mid-twenties, led by Corona Cero which delivered strong double-digit volume growth. In the United Kingdom, as of January 2025, we have strengthened our portfolio with the addition of the San Miguel brand.
In
South Africa
, our volumes grew by low-single digits, estimated to have outperformed the industry in both beer and Beyond Beer. Our performance was led by our premium and super premium beer brands, which grew volumes by low-teens driven by Corona and Stella Artois, and the continued resilience of our core brands which experienced a slight decline in volumes. In Beyond Beer, our portfolio grew volumes by mid-single digits.

In
Nigeria
, beer volumes declined by high-single digits, impacted by a soft industry. In our other markets in Africa
, we grew volume in aggregate by low-single digits, driven by Tanzania and Mozambique.
Asia Pacific
For the six-month period ended 30 June 2025, our volumes decreased by 3.1 million hectoliters, or 6.6%, compared to the six-month period ended 30 June 2024.
In
China
, our volumes declined by 8.2%, underperforming the industry according to our estimates, with our performance impacted by continued weakness in our key regions and channels. We remain focused on executing our strategy, centered on premiumization, channel and geographic expansion, and digital transformation. We continued to strengthen our execution in the in-home channel, increasing our marketing investments and accelerating our channel expansion. Our marketing campaigns included Chinese New Year activations and updated brand imagery for Budweiser, a new integrated campaign for Harbin Zero Sugar with the NBA and a new integrated campaign for Budweiser with the FIFA Club World Cup and updated brand imagery for Harbin. The BEES platform is present in more than 320 cities, enabling us to optimize our route to consumer and strengthen our customer relationships.
In
South Korea
, our volumes remained flat.
Global Export and Holding Companies
For the six-month period ended 30 June 2025, Global Export and Holding Companies volumes decreased by 12.0% compared to the same period last year.
Revenue
The following table reflects changes in revenue across our business segments for the six-month period ended 30 June 2025 as compared to our revenue for the six-month period ended 30 June 2024:

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024	Change

	(USD million)		(%)(1)
North America	7,208	7,457	(3.3)
Middle Americas	8,124	8,574	(5.2)
South America	5,507	6,018	(8.5)
EMEA	4,454	4,228	5.3
Asia Pacific	3,108	3,383	(8.1)
Global Export and Holding Companies	231	221	4.5

Total	28,632	29,880	(4.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated revenue was USD 28,632 million for the six-month period ended 30 June 2025. This represented a decrease of USD 1,249 million compared to our consolidated revenue for the six-month period ended 30 June 2024 of USD 29,880 million.
The results for the six-month period ended 30 June 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond a maximum of 2% per month (the “
Hyperinflationary Price Cap
”)
1
), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2024 and 2025 and (ii) currency translation effects.

•
The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2024 and 2025 acquisitions and disposals had a negative impact of USD 131 million on our consolidated revenue for the six-month period ended 30 June 2025 compared to the six-month period ended 30 June 2024.

•
Our consolidated revenue for the six-month period ended 30 June 2025 also reflects a negative currency translation impact of USD 1,786 million mainly arising from currency translation effects in South America and Middle Americas.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals and currency translation, our revenue increased by 2.3% and by 4.3% on a per hectoliter basis in the six-month period ended 30 June 2025 compared to the same period in 2024. On the same basis, despite lower volumes as discussed above, our consolidated revenue increased with revenue growth in approximately 65% of our markets, driven by higher revenue per hectoliter as a result of disciplined revenue management choices and ongoing premiumization, and this increase was most significant in South America and Middle Americas.

1
Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

As of 30 June 2025, BEES was live in 28 markets with more than 70% of our revenue in the first half of 2025 captured through B2B digital platforms. In the first half of 2025, BEES captured USD 23.8 billion in GMV, an increase of 10% compared to the first half of 2024. BEES Marketplace generated 21.8 million orders and captured USD 1.4 billion in GMV from sales of third-party products in the first half of 2025, an increase of 26.8% and 57.5%, respectively, compared to the first half of 2024.
Additionally, our omnichannel direct-to-consumer ecosystem of digital and physical products generated revenue of USD 613 million. Our DTC megabrands, Zé Delivery, TaDa Delivery and PerfectDraft, generated 37 million e-commerce orders and delivered USD 251 million in revenue in the first half of 2025, representing growth of 9.1% compared to the first half of 2024.
Cost of Sales
The following table reflects changes in cost of sales across our business segments for the six-month period ended 30 June 2025 as compared to the six-month period ended 30 June 2024:

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024	Change

	(USD million)		(%)(1)
North America	(2,947)	(3,150)	6.5
Middle Americas	(2,866)	(3,179)	9.8
South America	(2,764)	(3,013)	8.3
EMEA	(2,280)	(2,215)	(2.9)
Asia Pacific	(1,456)	(1,583)	8.0
Global Export and Holding Companies	(290)	(279)	(3.8)

Total	(12,602)	(13,419)	6.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated cost of sales was USD 12,602 million for the six-month period ended 30 June 2025. This represented a decrease of USD 817 million, or 6.1% compared to our consolidated cost of sales for the six-month period ended 30 June 2024. The results for the six-month period ended 30 June 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2024 and 2025 and (ii) currency translation effects.

•
The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2024 and 2025 acquisitions and disposals had a negative impact of USD 39 million on our consolidated cost of sales for the six-month period ended 30 June 2025 compared to the six-month period ended 30 June 2024.

•
Our consolidated cost of sales for the six-month period ended 30 June 2025 also reflects a positive currency translation impact of USD 770 million mainly arising from currency translation effects in South America and Middle Americas.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals and currency translation effects, our consolidated cost of sales decreased by USD 87 million or 0.7%, partially impacted by the decrease in volumes discussed above. On the same basis, our consolidated cost of sales increased by 1.4% on a per hectoliter basis, driven by modest production cost headwinds, and this increase was most significant in South America and EMEA.

Operating Expenses
The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the six-month period ended 30 June 2025 as compared to the six-month period ended 30 June 2024. Our operating expenses do not include exceptional charges, which are reported separately.
Our operating expenses for the six-month period ended 30 June 2025 were USD 8,429 million, representing a decrease of USD 485 million, compared to our operating expenses for the same period in 2024.

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024	Change

	(USD million)		(%)(1)
Selling, General and Administrative Expenses	(8,812)	(9,248)	4.7
Other Operating Income/(Expenses)	383	334	14.8

Total Operating Expenses	(8,429)	(8,914)	5.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Selling, General and Administrative Expenses
The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our
“selling, general and administrative expenses”
) across our business segments for the six-month period ended 30 June 2025 as compared to the six-month period ended 30 June 2024:

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024	Change

	(USD million)		(%)(1)
North America	(2,174)	(2,186)	0.6
Middle Americas	(1,898)	(2,065)	8.1
South America	(1,712)	(1,917)	10.7
EMEA	(1,371)	(1,305)	(5.0)
Asia Pacific	(941)	(994)	5.4
Global Export and Holding Companies	(716)	(781)	8.3

Total	(8,812)	(9,248)	4.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated selling, general and administrative expenses were USD 8,812 million for the six-month period ended 30 June 2025. This represented a decrease of USD 436 million, or 4.7%, as compared to the six-month period ended 30 June 2024. The results for the six-month period ended 30 June 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2024 and 2025 and (ii) currency translation effects.

•
The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2024 and 2025 acquisitions and disposals had a negative impact of USD 19 million on our consolidated selling, general and administrative expenses for the six-month period ended 30 June 2025 compared to the six-month period ended 30 June 2024.

•
Our consolidated selling, general and administrative expenses for the six-month period ended 30 June 2025 also reflects a positive currency translation impact of USD 510 million mainly arising from currency translation effects in South America and Middle Americas.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals and currency translation effects, our consolidated selling, general and administrative expenses increased by 0.6%, as we increased our sales and marketing investments.

Other operating income/(expense)
The following table reflects changes in other operating income and expenses across our business segments for the six-month period ended 30 June 2025 as compared to the six-month period ended 30 June 2024:

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024	Change

	(USD million)		(%)(1)
North America	23	(8)	-
Middle Americas	14	23	(39.1)
South America	201	215	(6.4)
EMEA	101	79	27.9
Asia Pacific	41	56	(27.0)
Global Export and Holding Companies	2	(31)	-

Total	383	334	14.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
The net positive effect of our consolidated other operating income and expenses for the six-month period ended 30 June 2025 was USD 383 million. This represented an increase of USD 49 million, as compared to the six-month period ended 30 June 2024. The results for the six-month period ended 30 June 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2024 and 2025 and (ii) currency translation effects.

•
The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2024 and 2025 acquisitions and disposals had a positive impact of USD 13 million on our net consolidated other operating income and expenses for the six-month period ended 30 June 2025 compared to the six-month period ended 30 June 2024.

•
Our net consolidated other operating income and expenses for the six-month period ended 30 June 2025 also reflects a negative currency translation impact of USD 33 million mainly arising from currency translation effects in South America.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals, and currency translation effects, our net consolidated other operating income and expenses increased by 20.8%,mainly driven by the impact of disposal of non-core assets.
Exceptional Items
Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.
For the six-month period ended 30 June 2025, exceptional items included in profit from operations consisted of restructuring charges and business and asset disposal (including impairment losses). Exceptional items were as follows for six-month period ended 30 June 2025 and 2024:

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024

	(USD million)
Restructuring	(47)	(59)
Business and asset disposal (including impairment losses)	(47)	(60)

Total	(94)	(119)

Restructuring
Exceptional restructuring charges amounted to a net expense of USD 47 million for the six-month period ended 30 June 2025 as compared to a net expense of USD 59 million for the six-month period ended 30 June 2024. These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements.
Business and asset disposal (including impairment losses)
Business and asset disposals (including impairment losses) amounted to a net expense of USD 47 million for the six-month period ended 30 June 2025, mainly comprising of impairment of non-core assets, as compared to a net expense of USD 60 million for the six-month period ended 30 June 2024, mainly comprising of impairment of intangible assets and other non-core assets held for sale in the period.

Profit from Operations
The following table reflects changes in profit from operations across our business segments for the six-month period ended 30 June 2025 as compared to the six-month period ended 30 June 2024:

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024	Change

	(USD million)		(%)(1)
North America	2,106	2,097	0.5
Middle Americas	3,360	3,339	0.6
South America	1,224	1,301	(5.9)
EMEA	906	774	17.0
Asia Pacific	739	846	(12.7)
Global Export and Holding Companies	(830)	(929)	10.7

Total	7,506	7,428	1.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our profit from operations amounted to USD 7,506 million for the six-month period ended 30 June 2025. This represented an increase of USD 78 million, as compared to our profit from operations for the six-month period ended 30 June 2024. The results for the six-month period ended 30 June 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2024 and 2025, (ii) currency translation effects and (iii) the effects of certain exceptional items as described above.

•
The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap as well as the 2024 and 2025 acquisitions and disposals negatively impacted our consolidated profit from operations by USD 176 million for the six-month period ended 30 June 2025 compared to the six-month period ended 30 June 2024.

•	Our consolidated profit from operations for the six-month period ended 30 June 2025 also reflects a negative currency translation impact of USD 539 million.

•
Our profit from operations for the six-month period ended 30 June 2025 had a negative impact of USD 94 million due to certain exceptional items, as compared to a negative impact of USD 119 million for the six-month period ended 30 June 2024. See “Exceptional Items” above for a description of exceptional items that impacted our profit from operations for the six-month period ended 30 June 2025 and 2024.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals and currency translation effects, our profit from operations increased by 10.7%. This increase was most significant in Middle Americas, South America, and EMEA, mainly due to disciplined revenue management choices and ongoing premiumization, as well as production cost efficiencies and disciplined overhead management.

Net Finance Income/(Expense)
Our net finance income/(expense) items were as follows for the six-month period ended 30 June 2025 and 30 June 2024:

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024	Change

	(USD million)		(%)(1)
Net interest expense	(1,284)	(1,399)	8.2
Accretion expense and interest on pensions	(351)	(427)	17.8
Other financial results	(410)	(530)	22.7
Net finance expense before exceptional finance results	(2,046)	(2,357)	13.2

Mark-to-market	339	(507)	-
Gain/(loss) on bond redemption and other	29	(23)	-
Exceptional net finance income/(expense)	368	(530)	-

Net finance income/(expense)	(1,678)	(2,887)	41.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our net finance expense for the six-month period ended 30 June 2025 was USD 1,678 million, as compared to a net finance expense of USD 2,887 million for the six-month period ended 30 June 2024, representing an expense reduction of USD 1,209 million.
The net finance expense before exceptional financial results decreased from USD 2,357 million for the six-month period ended 30 June 2024 to USD 2,046 million for the six-month period ended 30 June 2025.
Exceptional net finance income/(expense) includes a positive mark-to-market adjustment of USD 339 million on derivative instruments related to the hedging of our share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment of USD 507 million for the six-month period ended 30 June 2024.
Other exceptional net finance income/(expense) for the six-month period ended 30 June 2025 includes a gain of USD 29 million related to the completion of tender offers of notes issued by the company and certain of its subsidiaries as compared to a gain of USD 43 million for the six-month period ended 30 June 2024. Other exceptional net finance expense for six-month period ended 30 June 2024 included a loss of USD 66 million resulting from the impairment of financial investments.
The number of shares covered by the derivative instruments, together with the opening and closing share prices, are shown below:

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024
Share price at the start of the six-month period (in euro)	48.25	58.42
Share price at the end of the six-month period (in euro)	58.24	54.12
Number of derivative equity instruments at the end of the period (in millions)	100.5	100.5
Share of Results of Associates
Our share of results of associates for the six-month period ended 30 June 2025 was USD 135 million as compared to USD 137 million for the six-month period ended 30 June 2024.
Exceptional Share of Results of Associates
Our exceptional share of results of associates for the six-month period ended 30 June 2025 was USD 9 million income from our associate Anadolu Efes, as compared to USD 104 million income for the six-month period ended 30 June 2024 from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results.
Income Tax Expense
Our total income tax expense for the six-month period ended 30 June 2025 was USD 1,404 million, with an effective tax rate of 24.1%, as compared to an income tax expense of USD 1,546 million and an effective tax rate of 34.1% for the six-month period ended 30 June 2024.
The effective tax rate for the six-month period ended 30 June 2025 was positively impacted by non-taxable gains from derivatives related to the hedging of our share-based payment programs and hedging of the shares issued in a transaction related to the combinations with Grupo Modelo and SAB, while the effective tax rate for the six-month period ended 30 June 2024 was negatively impacted by non-deductible losses from these derivatives.

The effective tax rate for the six-month period ended 30 June 2024 included a USD 133 million exceptional tax expense, reflecting mainly the net impact of USD 240 million (South African rand 4.5 billion) relating to the resolution of the South African tax matters. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—The South African Breweries (Pty.) Ltd.” of our 2024 Annual Report for additional information.
Profit of the Period
Profit of the period for the six-month period ended 30 June 2025 was USD 4,568 million compared to USD 3,236 million for the same period in 2024. The increase in profit of the period for the six-month period ended 30 June 2025 was primarily due to the decrease in net finance expense.

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024

	(USD million)
Profit attributable to non-controlling interests	744	672
Profit attributable to equity holders of AB InBev	3,824	2,564

Profit of the period	4,568	3,236

Profit Attributable to Non-Controlling Interests
Profit attributable to non-controlling interests was USD 744 million for the six-month period ended 30 June 2025, an increase of USD 72 million from USD 672 million for the six-month period ended 30 June 2024.
Profit Attributable to Our Equity Holders
Profit attributable to our equity holders for the six-month period ended 30 June 2025 was USD 3,824 million compared to USD 2,564 million for the same period in 2024.
Basic earnings per share of USD 1.92 for the six-month period ended 30 June 2025 is based on 1,989 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during this period, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.
Underlying profit, attributable to equity holders of AB InBev for the six-month period ended 30 June 2025 was USD 3,556 million. Items excluded from Underlying profit, attributable to equity holders of AB InBev are the after-tax exceptional items discussed above under “Exceptional Items”, “Net Finance Income/(Expense)” and “Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.
Underlying EPS for the six-month period ended 30 June 2025 was USD 1.79. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above under “Exceptional Items”, “Net Finance Income/(Expense)” and “Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.

The increase in profit attributable to our equity holders for the six-month period ended 30 June 2025 was primarily due to the decrease in net finance expense in the six-month period ended 30 June 2025 compared to the same period in 2024.

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024

	(USD million)
Profit attributable to equity holders of AB InBev	3,824	2,564
Exceptional items, before taxes	94	119
Exceptional net finance expense, before taxes	(368)	530
Exceptional share of results of associates	(9)	(104)
Exceptional taxes	(17)	133
Exceptional non-controlling interest	(5)	(3)
Hyperinflation impacts	37	81

Underlying profit, attributable to equity holders of AB InBev (1)	3,556	3,320

Note:

(1)
Underlying profit, attributable to equity holders of AB InBev is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023—Profit Attributable to Our Equity Holders” of our 2024 Annual Report for additional information on our definition and use of Underlying profit, attributable to equity holders of AB InBev.

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024

	(USD per share)
Basic earnings per share	1.92	1.28
Exceptional items, before taxes	0.05	0.06
Exceptional net finance expense, before taxes	(0.18)	0.26
Exceptional share of results of associates	(0.00)	(0.05)
Exceptional taxes	(0.01)	0.07
Hyperinflation impacts	0.02	0.04

Underlying EPS (1)	1.79	1.66

Note:

(1)
Underlying EPS is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023—Profit Attributable to Our Equity Holders” of our 2024 Annual Report for additional information on our definition and use of Underlying EPS.

The calculation of earnings per share is based on 1,989 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the six-month period ended 30 June 2025 (30 June 2024: 2,005 million shares).

Normalized EBITDA
The following table reflects changes in our Normalized EBITDA, for the six-month period ended 30 June 2025 as compared to the six-month period ended 30 June 2024:

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024	Change

	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	3,824	2,564	49.1
Profit attributable to non-controlling interests	744	672	10.7

Profit of the period	4,568	3,236	41.1
Net finance expense	1,678	2,887	41.9
Income tax expense	1,404	1,546	9.2
Share of result of associates	(135)	(137)	(1.3)
Exceptional share of results of associates	(9)	(104)	(91.7)

Profit from operations	7,506	7,428	1.1
Exceptional items	94	119	20.8
Profit from operations, before exceptional items (2)	7,601	7,547	0.7

Depreciation, amortization and impairment	2,555	2,741	6.8

Normalized EBITDA (3)	10,156	10,288	(1.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)
Profit from operations, before exceptional items, is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023—Normalized EBITDA” of our 2024 Annual Report for additional information on our definition and use of Profit from operations, before exceptional items.

(3)
Normalized EBITDA is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023—Normalized EBITDA” of our 2024 Annual Report for additional information on our definition and use of Normalized EBITDA.

Our Normalized EBITDA amounted to USD 10,156 million for the six-month period ended 30 June 2025. This represented a decrease of USD 132 million, or 1.3%, as compared to our Normalized EBITDA for the six-month period ended 30 June 2024.
The results for the six-month period ended 30 June 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the acquisitions and disposals we undertook in 2024 and 2025 and (ii) currency translation effects, including the impact of hyperinflation accounting.
Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2024 and 2025 acquisitions and disposals and currency translation effects, our Normalized EBITDA increased by 7.2%, driven by disciplined revenue management choices and ongoing premiumization, as well as production cost efficiencies and disciplined overhead management, contributing to growth in four of our five business segments on the same basis.
Impact of Changes in Foreign Exchange Rates
Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue
realized by currency for the six-month period ended 30 June 2025 and 2024:

	Six-month period ended
	30 June 2025	30 June 2024
U.S. dollar	26.0%	25.5%
Brazilian real	14.1%	15.5%
Mexican peso	12.7%	13.7%
Chinese yuan	7.7%	8.2%
Euro	6.0%	5.7%
Colombian peso	5.0%	4.8%
South African rand	4.2%	3.9%
Peruvian sol	3.4%	3.1%
Canadian dollar	3.0%	3.0%
Argentine peso (1)	2.6%	2.7%
Dominican peso	2.1%	2.1%
Pound sterling	2.0%	2.0%
South Korean won	2.0%	2.0%
Other	9.0%	7.8%

Note:

(1)	Hyperinflation accounting was adopted starting from the September year-to-date 2018 results.
Liquidity and Capital Resources
The following table sets forth our consolidated cash flows for the six-month period ended 30 June 2025 and 2024:

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024
	(USD million)
Cash flow from operating activities	2,704	2,568
Cash flow from/(used in) investing activities	(1,306)	(1,732)
Cash flow from/(used in) financing activities	(5,837)	(3,313)

Net increase/(decrease) in cash and cash equivalents	(4,438)	(2,476)
Cash flow from operating activities
The following table sets forth our cash flow from operating activities for the six-month period ended 30 June 2025 and 30 June 2024:

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024
	(USD million)
Profit	4,568	3,236
Interest, taxes and non-cash items included in profit	5,736	7,588

Cash flow from operating activities before changes in working capital and provisions	10,304	10,824
Change in working capital	(3,655)	(4,170)
Pension contributions and use of provisions	(278)	(251)
Interest and taxes (paid)/received	(3,801)	(3,958)
Dividends received	135	123

Cash flow from/(used in) operating activities	2,704	2,568
Cash flow from operating activities was USD 2,704 million for the six-month period ended 30 June 2025 compared to USD 2,568 million for six-month period ended 30 June 2024. The increase was driven by changes in working capital for the first six months of 2025 compared to the same period last year. Changes in working capital in the first half of 2025 and 2024 reflect higher working capital levels at the end of June than at year-end as a result of seasonality.
Cash flow from investing activities
The following table sets forth our cash flow from investing activities for the six-month period ended 30 June 2025 and 2024:

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024
	(USD million)
Net capital expenditure (1)	(1,350)	(1,684)
Sale/(acquisition) of subsidiaries, net of cash	(4)	(19)
Proceeds from sale/(acquisition) of other assets	47	(29)

Cash flow from / (used in) investing activities	(1,306)	(1,732)

Note:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible assets, minus proceeds from sale.
Cash flow from investing activities was a net cash outflow of USD 1,306 million for the six-month period ended 30 June 2025 compared to a net cash outflow of USD 1,732 million for the six-month period ended 30 June 2024. The decrease in the cash outflow from investing activities was mainly due to lower net capital expenditures in 2025 compared to 2024.
Our net capital expenditures were USD 1,350 million for the six-month period ended 30 June 2025 and USD 1,684 million for the six-month period ended 30 June 2024. Out of the total half-year 2025 capital expenditures approximately 34% was used to improve our production facilities, 51% was used for logistics and commercial investments and 15% was used for the purchase of hardware and software and improving administrative capabilities.

Cash flow from financing activities
The following table sets forth our cash flow from financing activities for the six-month period ended 30 June 2025 and 2024:

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024

	(USD million)
Net (repayments of)/proceeds from borrowings	68	1,124
Dividends paid	(3,147)	(2,142)
Share buyback	(1 901)	(838)
Payment of lease liabilities	(354)	(406)
Derivative financial instruments	114	(172)
Sale/(acquisition) of non-controlling interests	(314)	(414)
Other financing cash flows	(303)	(465)

Cash flow from / (used in) financing activities	(5,837)	(3,313)
Cash outflow from financing activities was USD 5,837 million for the six-month period ended 30 June 2025, compared to a cash outflow of USD 3,313 million for the six-month period ended 30 June 2024. The increase is primarily driven by the completion of our USD 2 billion share buyback program, higher dividends paid and lower debt issuance.
As of 30 June 2025, we had total liquidity of USD 17.5 billion, which consisted of USD 10.1 billion available under committed long-term credit facilities and USD 7.4 billion of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund the company’s operations.
Adjusted Free Cash Flow
The following table reflects changes in our adjusted free cash flow, for the six-month period ended 30 June 2025 as compared to the six-month period ended 30 June 2024:

	Six-month period ended 30 June 2025	Six-month period ended 30 June 2024	Change
	(USD million)		(%) (1)
Cash flow from operating activities	2,704	2,568	5.3
Net capital expenditure (2)	(1,350)	(1,684)	19.9

Adjusted free cash flow (3)	1,355	884	53.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)
Net capital expenditure consists of acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale; please see “—Cash Flow used in Investing Activities” above for further details regarding our net capital expenditures.

(3)
Adjusted free cash flow is a non-IFRS measure. See “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Adjusted Free Cash Flow” of our 2024 Annual Report for additional information on our definition and use of adjusted free cash flow.

Our adjusted free cash flow amounted to USD 1,355 million for the six-month period ended 30 June 2025. This represented an increase of USD 470 million, as compared to our adjusted free cash flow for the six-month period ended 30 June 2024. Please see “—Cash Flow from Operating Activities” and “—Cash Flow from Investing Activities” above for more information regarding items which impacted our adjusted free cash flow in the six-month periods ended 30 June 2025 and 2024.
Capital Resources and Equity
Our net debt
2
was USD 68.1 billion as of 30 June 2025 as compared to USD 60.6 billion as of 31 December 2024. See note 17 to our unaudited condensed consolidated interim financial statements as of 30 June 2025 and for the six-month period ended 30 June 2025 and 2024 for a table showing the calculation of our net debt as of 30 June 2025. Apart from operating results net of capital expenditures, the net debt was mainly impacted by payments of interest and taxes (USD 3.7 billion increase of net debt), the payments for the share buybacks of AB InBev and Ambev (USD 2.2 billion increase of net debt), dividend payments to shareholders of AB InBev and Ambev (USD 3.1 billion increase of net debt) and foreign exchange impact on net debt (USD 2.8 billion increase of net debt).

2 Net
debt is a non-IFRS measure. See “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Net Debt and Equity” of our 2024 Annual Report for additional information on our definition and use of net debt.

98% of our bond portfolio holds a fixed-interest rate, 50% is denominated in currencies other than USD and maturities are well-distributed across the next several years.
The chart below shows the debt repayment schedule as of 30 June 2025 (figures in USD billion):

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk are disclosed in notes 17 and 19 to our unaudited condensed consolidated interim financial statements as of 30 June 2025 and for the six-month period ended 30 June 2025 and 2024.
Consolidated equity attributable to our equity holders as at 30 June 2025 was USD 80,671 million, compared to USD 78,237 million as at 31 December 2024. The net increase in equity results from the profit attributable to equity shareholders and the net foreign exchange gains on translation of foreign operations primarily related to the combined effect of the appreciation of the closing rates of the Mexican peso, the Colombian peso, the South African rand and the Peruvian sol which resulted in a net foreign exchange translation adjustment of USD 2,694 million as of 30 June 2025 (increase of equity).
Adoption of hyperinflation accounting in Argentina
Since 1 January 2018, we have applied hyperinflation accounting as prescribed by IAS 29
Financial Reporting in Hyperinflationary Economies
for our Argentine subsidiaries.
The results for the six-month period ended 30 June 2025 were translated at the June 2025 closing rate of 1,193.35 Argentine pesos per U.S. dollar. The results for the six-month period ended 30 June 2024 were translated at the June 2024 closing rate of 911.36 Argentine pesos per U.S. dollar.
The impact of hyperinflation accounting for the six-month period ended 30 June 2025 amounted to USD 6 million decrease in revenue, USD 6 million negative monetary adjustment reported in the finance line and represented a negative impact of USD 0.02 on basic earnings per share.

Guarantor Financial Information
The debt securities issued by (i) Anheuser-Busch InBev Finance Inc. (“
ABIFI
”) under Indentures dated as of January 17, 2013, January 25, 2016 and May 15, 2017, in each case among ABIFI, Anheuser-Busch InBev SA/NV (the “
Parent Guarantor
”), the subsidiary guarantors listed therein and the Bank of New York Mellon Trust Company, N.A., as trustee (ii) Anheuser-Busch InBev Worldwide Inc. (“
ABIWW
”) under Indentures dated as of October 16, 2009, December 16, 2016 and April 4, 2018, in each case among ABIWW, the Parent Guarantor, the subsidiary guarantors listed therein and the Bank of New York Mellon Trust Company, N.A, as trustee and (iii) Anheuser-Busch Companies, LLC (“
ABC
”) and ABIWW, as co-issuers, under the Indenture dated as of November 13, 2018, among ABC, ABIWW, the subsidiary guarantors listed therein and the Bank of New York Mellon Trust Company, N.A., as trustee, are, in each case, fully and unconditionally guaranteed by the Parent Guarantor and jointly and severally guaranteed by Brandbrew S.A., Brandbev S.à r.l. and Cobrew NV, and by ABC (in respect of debt issued by ABIFI and/or ABIWW (as sole issuer)), ABIWW (in respect of debt issued by ABIFI) and by ABIFI (in respect of debt issued by ABIWW and/or ABC) on a full and unconditional basis. The Parent Guarantor owns, directly or indirectly, 100% of each of ABIFI, ABIWW, ABC, Brandbrew S.A., Brandbev S.à r.l. and Cobrew NV.
Each guarantee provided under the aforementioned indentures is referred to as a “
Guarantee
” and collectively, the “
Guarantees
”; the subsidiaries of the Parent Guarantor providing Guarantees are referred to as the “
Subsidiary Guarantors
” and the Parent Guarantor and Subsidiary Guarantors collectively are referred to as the “
Guarantors
”. ABIWW, ABIFI and ABC are collectively referred to as the “
Issuers
”.
For disclosure required by Rule 13-01 of Regulation S-X of certain terms and conditions of the guarantees and how the issuer and guarantor structure and other factors may affect payments to the holder of the debt securities see “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Guarantor Financial Information” of our 2024 Annual Report.
Summarized financial information is presented below for Anheuser-Busch InBev SA/NV, the Issuers and the Subsidiary Guarantors on a combined basis after elimination of intercompany transactions and balances among them and does not include investments in and equity in the earnings of non-guarantor subsidiaries. The intercompany balances with Non-Guarantor Subsidiaries have been presented separately. This summarized financial information is not intended to present the financial position or results of operations of Anheuser-Busch InBev SA/NV, the Issuers and the Subsidiary Guarantors in accordance with IFRS.

	Six-month period ended 30 June 2025 (1)	Year ended 31 December 2024 (2)
	USD million
Income Statement
Revenue	6,649	13,323
Gross profit	3,533	6,883
Profit of the period	(338)	(5)

Statement of Financial Position
Due from non-guarantor subsidiaries	49,516	54,513
Other non-current assets	61,545	62,104
Non-current assets	111,061	116,617
Due from non-guarantor subsidiaries	12,617	5,669
Other current assets	6,236	5,301
Current assets	18,854	10,971
Due to non-guarantor subsidiaries	39,708	34,858
Other non-current liabilities	77,334	76,330
Non-current liabilities	117,042	111,188
Due to non-guarantor subsidiaries	14,715	9,459
Other current liabilities	12,838	11,385
Current liabilities	27,553	20,844

Note:
(1)
For the six-month period ended 30 June 2025, revenue, gross profit and profit of the period includes USD 110 million, USD (208) million and USD (963) million of intercompany transactions with non-guarantor subsidiaries and related parties, respectively.

(2)
For the year ended 31 December 2024, revenue, gross profit and profit of the year includes USD 221 million, USD (393) million and USD 1,326 million of intercompany transactions with non-guarantor subsidiaries and related parties, respectively.

19

Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June
Million US dollar, except earnings per share in US dollar	Notes	2025	2024

Revenue		28 632	29 880
Cost of sales		(12 602)	(13 419)
Gross profit		16 029	16 461

Distribution expenses		(2 968)	(3 157)
Sales and marketing expenses		(3 582)	(3 574)
Administrative expenses		(2 262)	(2 517)
Other operating income/(expenses)		383	334
Exceptional expenses above profit from operations	7	(94)	(119)
Profit from operations		7 506	7 428

Finance expense	8	(2 378)	(3 287)
Finance income	8	700	401
Net finance income/(expense)		(1 678)	(2 887)

Share of results of associates	13	135	137
Exceptional share of results of associates	7 / 13	9	104
Profit before tax		5 972	4 782

Income tax expense	9	(1 404)	(1 546)
Profit of the period		4 568	3 236

Profit of the period attributable to:
Equity holders of AB InBev		3 824	2 564
Non-controlling interest		744	672

Basic earnings per share	16	1.92	1.28
Diluted earnings per share	16	1.89	1.25
The accompanying notes are an integral part of these consolidated financial statements.

1

Unaudited condensed consolidated interim statement of comprehensive income/(loss)

For the six-month period ended 30 June
Million US dollar	Notes	2025	2024

Profit of the period		4 568	3 236

Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	16	3 256	(5 736)
Effective portion of changes in fair value of net investment hedges		(299)	673
Cash flow hedges recognized in equity		(100)	346
Cash flow hedges reclassified from equity to profit or loss		(237)	(3)
		2 620	(4 721)

Other comprehensive income/(loss), net of tax		2 620	(4 721)

Total comprehensive income/(loss)		7 187	(1 485)

Attributable to:
Equity holders of AB InBev		6 263	(1 668)
Non-controlling interest		925	184
The accompanying notes are an integral part of these consolidated financial statements.

2

Unaudited condensed consolidated interim statement of financial position

Million US dollar	Notes	30 June 2025	31 December 2024

ASSETS
Non-current assets
Property, plant and equipment	10	23 854	23 503
Goodwill	11	114 782	110 479
Intangible assets	12	41 096	40 034
Investments in associates	13	4 878	4 612
Investment securities	15	152	168
Deferred tax assets		2 730	2 493
Pensions and similar obligations		101	42
Income tax receivables		426	470
Derivatives	19	44	261
Trade and other receivables	14	1 829	1 577
Total non-current assets		189 892	183 637

Current assets
Investment securities	15	205	221
Inventories		5 475	5 020
Income tax receivables		872	727
Derivatives	19	340	554
Trade and other receivables	14	6 994	5 270
Cash and cash equivalents	15	7 167	11 174
Assets classified as held for sale		161	33
Total current assets		21 215	22 999

Total assets		211 107	206 637

EQUITY AND LIABILITIES
Equity
Issued capital	16	1 736	1 736
Share premium		17 620	17 620
Reserves		13 674	12 304
Retained earnings		47 641	46 577
Equity attributable to equity holders of AB InBev		80 671	78 237

Non-controlling interests		10 743	10 463
Total equity		91 414	88 700

Non-current liabilities
Interest-bearing loans and borrowings	17	71 979	70 720
Pensions and similar obligations		1 287	1 296
Deferred tax liabilities		11 385	11 321
Income tax payables		296	284
Derivatives	19	372	68
Trade and other payables		1 013	797
Provisions		352	385
Total non-current liabilities		86 683	84 871

Current liabilities
Bank overdrafts	15	21	-
Interest-bearing loans and borrowings	17	3 578	1 449
Income tax payables		1 386	1 805
Derivatives	19	5 609	5 817
Trade and other payables		22 188	23 804
Provisions		202	191
Liabilities associated with assets held for sale		25	-
Total current liabilities		33 009	33 066

Total equity and liabilities		211 107	206 637
The accompanying notes are an integral part of these consolidated financial statements.

3

Unaudited condensed consolidated interim statement of changes in equity

		Attributable to equity holders of AB InBev
		Issued	Share	Treasury		Other comprehensive income	Retained		Non- controlling	Total
Million US dollar	Notes	Capital	premium	shares	Reserves	reserves	earnings	Total	interest	Equity
As per 1 January 2024		1 736	17 620	(3 465)	54 896	(31 155)	42 215	81 848	10 828	92 676
Profit of the period		-	-	-	-	-	2 564	2 564	672	3 236
Other comprehensive income/(loss)	16	-	-	-	-	(4 232)	-	(4 232)	(488)	(4 721)
Total comprehensive income/(loss)		-	-	-	-	(4 232)	2 564	(1 668)	184	(1 485)
Dividends		-	-	-	-	-	(1 764)	(1 764)	(410)	(2 173)
Treasury shares		-	-	(692)	-	-	(100)	(792)	-	(792)
Share-based payments	18	-	-	-	265	-	-	265	16	281
Hyperinflation monetary adjustments		-	-	-	-	-	492	492	305	797
Scope and other changes		-	-	-	-	-	136	136	(198)	(62)
As per 30 June 2024		1 736	17 620	(4 158)	55 161	(35 387)	43 543	78 517	10 725	89 241

		Attributable to equity holders of AB InBev
		Issued	Share	Treasury		Other comprehensive income	Retained		Non- controlling	Total
Million US dollar	Notes	Capital	premium	shares	Reserves	reserves	earnings	Total	interest	Equity
As per 1 January 2025		1 736	17 620	(3 886)	55 391	(39 201)	46 577	78 237	10 463	88 700
Profit of the period		-	-	-	-	-	3 824	3 824	744	4 568
Other comprehensive income/(loss)	16	-	-	-	-	2 439	-	2 439	181	2 620
Total comprehensive income/(loss)		-	-	-	-	2 439	3 824	6 263	925	7 187
Dividends		-	-	-	-	-	(2 145)	(2 145)	(654)	(2 799)
Treasury shares		-	-	(1 138)	-	-	(579)	(1 717)	-	(1 717)
Share-based payments	18	-	-	-	69	-	-	69	8	78
Hyperinflation monetary adjustments		-	-	-	-	-	155	155	96	251
Scope and other changes		-	-	-	-	-	(190)	(190)	(95)	(285)
As per 30 June 2025		1 736	17 620	(5 024)	55 460	(36 762)	47 641	80 671	10 743	91 414
The accompanying notes are an integral part of these consolidated financial statements.

4

Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June
Million US dollar	Notes	2025	2024

OPERATING ACTIVITIES
Profit of the period		4 568	3 236
Depreciation, amortization and impairment		2 581	2 741
Net finance (income)/expense	8	1 678	2 887
Equity-settled share-based payment expense	18	309	315
Income tax expense	9	1 404	1 546
Share of results of associates	13	(144)	(241)
Other non-cash items		(93)	339
Cash flow from operating activities before changes in working capital and use of provisions		10 304	10 824
Decrease/(increase) in trade and other receivables		(1 130)	(1 154)
Decrease/(increase) in inventories		(242)	(325)
Increase/(decrease) in trade and other payables		(2 284)	(2 691)
Pension contributions and use of provisions		(278)	(251)
Cash generated from operations		6 370	6 403
Interest paid		(1 916)	(2 001)
Interest received		241	303
Dividends received		135	123
Income tax paid		(2 126)	(2 260)
Cash flow from/(used in) operating activities		2 704	2 568

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	10 / 12	(1 404)	(1 735)
Proceeds from sale of property, plant and equipment and of intangible assets		55	52
Sale/(acquisition) of subsidiaries, net of cash		(4)	(19)
Proceeds from sale/(acquisition) of other assets		47	(29)
Cash flow from/(used in) investing activities		(1 306)	(1 732)

FINANCING ACTIVITIES
Proceeds from borrowings	17	4 067	5 466
Repayments of borrowings	17	(3 998)	(4 342)
Dividends paid		(3 147)	(2 142)
Share buyback		(1 901)	(838)
Payment of lease liabilities		(354)	(406)
Derivative financial instruments		114	(172)
Sale/(acquisition) of non-controlling interests		(314)	(414)
Other financing cash flows		(303)	(465)
Cash flow from/(used in) financing activities		(5 837)	(3 313)

Net increase/(decrease) in cash and cash equivalents		(4 438)	(2 476)
Cash and cash equivalents less bank overdrafts at beginning of year		11 174	10 314
Effect of exchange rate fluctuations		410	(463)
Cash and cash equivalents less bank overdrafts at end of period	15	7 146	7 375
The accompanying notes are an integral part of these consolidated financial statements.

5

Notes to the consolidated financial statements

Note

Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Exceptional items	7

Finance expense and income	8

Income taxes	9

Property, plant and equipment	10

Goodwill	11

Intangible Assets	12

Investments in associates	13

Trade and other receivables	14

Cash and cash equivalents and investment securities	15

Changes in equity and earnings per share	16

Interest-bearing loans and borrowings	17

Share-based payments	18

Risks arising from financial instruments	19

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	20

Contingencies	21

Related parties	22

Events after the reporting date	23

6

1.	Corporate information
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser
®
, Corona
®
, Stella Artois
®
and Michelob Ultra
®
; multi-country brands Beck’s
®
, Hoegaarden
®
and Leffe
®
; and local champions such as Aguila
®
, Antarctica
®
, Bud Light
®
, Brahma
®
, Cass
®
, Castle
®
, Castle Lite
®
, Cristal
®
, Harbin
®
, Jupiler
®
, Modelo Especial
®
, Quilmes
®
, Victoria
®
, Sedrin
®
and Skol
®
. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 144 000 employees based in nearly 50 countries worldwide. For 2024, AB InBev’s reported revenue was 59.8 billion US dollar (excluding joint ventures and associates).
The unaudited condensed consolidated interim financial statements of the company for the six-month
period ended 30 June 2025 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The condensed consolidated interim financial statements for the six-month
period ended 30 June 2025 and 2024 are unaudited; however, in the opinion of the company, the interim data include all adjustments necessary for a fair statement of the results for the interim period.
The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on 30 July 2025.

2.	Statement of compliance
The unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS Accounting Standards IAS 34
Interim Financial Reporting
as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2024. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2025 and did not apply any European carve-outs from IFRS Accounting Standards.

3.	Summary of significant accounting policies
The accounting policies applied are consistent with those applied in the annual consolidated financial statements as at and for the year ended 31 December 2024.
(A) SUMMARY OF CHANGES IN ACCOUNTING POLICIES
A number of amendments to standards became mandatory for the first time for the financial year beginning on 1 January 2025 and have not been listed in these unaudited condensed consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.
(B) FOREIGN CURRENCIES
The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2025	31 December 2024	30 June 2025	30 June 2024

Argentine peso	1 193.35	1 032.79	-	-
Brazilian real	5.46	6.19	5.83	5.02
Canadian dollar	1.37	1.44	1.41	1.36
Chinese yuan	7.16	7.30	7.26	7.20
Colombian peso	4 063.06	4 415.40	4 201.57	3 878.19
Euro	0.85	0.96	0.92	0.92
Mexican peso	18.89	20.27	20.03	16.99
Peruvian sol	3.55	3.77	3.69	3.76
Pound sterling	0.73	0.80	0.77	0.79
South African rand	17.78	18.88	18.46	18.82
South Korean won	1 354.35	1 474.05	1 439.97	1 347.46

7

The company applies hyperinflation accounting for its Argentine subsidiaries. The 2025 results, restated for purchasing power, were translated at the June 2025 closing rate of 1 193.35 Argentine pesos per US dollar (2024 results were translated at the June 2024 closing rate of 911.36 Argentine pesos per US dollar).

4.	Use of estimates and judgments
Significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty are consistent with those applied in the annual consolidated financial statements as at and for the year ended 31 December 2024.

8

5.	Segment reporting
Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev’s management uses profit from operations as a measure of the company’s segment performance which forms part of the basis for many of the company’s segment performance indicators to make decisions regarding the allocation of resources. The organizational structure comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes.
All figures in the tables below are stated in million US dollar, except volume (million hls). The information presented is for the six-month
period ended 30 June 2025 and 2024, except for segment assets
(non-current)
with comparatives at 31 December 2024.

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and Holding companies		AB InBev Worldwide
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Volume	42	44	74	74	75	76	45	45	43	46	-	-	280	286
Revenue	7 208	7 457	8 124	8 574	5 507	6 018	4 454	4 228	3 108	3 383	231	221	28 632	29 880
Profit from operations	2 106	2 097	3 360	3 339	1 224	1 302	906	774	739	846	(830)	(929)	7 506	7 428
Net finance income/(expense)													(1 678)	(2 887)
Share of results of associates													135	137
Exceptional share of results of associates													9	104
Income tax expense													(1 404)	(1 546)
Profit													4 568	3 236

Segment assets (non-current) 1	61 747	61 837	70 023	66 567	13 898	12 820	29 607	27 951	11 221	10 952	3 395	3 511	189 892	183 637
Gross capex 1	181	186	336	591	282	334	296	268	108	171	200	187	1 404	1 735
For the
six-month
period ended 30 June 2025, net revenue from the beer business amounted to 25 755m US dollar (2024: 26 362m US dollar) while the net revenue from the non-beer
business (soft drinks and other business) accounted for 2 876m US dollar (2024: 3 518m US dollar).

1
Amended to conform to the 2025 presentation.

9

6.	Acquisitions and disposals of subsidiaries
The company undertook a series of acquisitions and disposals and/or settled payments related to prior year acquisitions during the six-month
period ended 30 June 2025 and 30 June 2024, with no significant impact in the consolidated financial statements.

7.	Exceptional items
IAS 1
Presentation of financial statements
requires that material items of income and expense be disclosed separately. Exceptional items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company’s financial information.

For the six-month period ended 30 June Million US dollar	2025	2024

Restructuring	(47)	(59)
Business and asset disposal (incl. impairment losses)	(47)	(60)
Net impact on profit from operations	(94)	(119)

Exceptional net finance income/(expense)	368	(530)
Exceptional share of results of associates	9	104
Exceptional taxes	17	(133)
Exceptional non-controlling interest	5	3
Net impact on profit	305	(675)
The exceptional restructuring charges for the
six-month
period ended 30 June 2025 were (47)m US dollar (30 June 2024: (59)m US dollar). These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time
expenses provide the company with a lower cost base and bring a stronger focus to AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.
Business and asset disposals (including impairment losses) amounted to (47)m US dollar for the six-month
period ended 30 June 2025 mainly comprising of impairment of non-core
assets (30 June 2024: (60)m US dollar).
The company reported exceptional net finance income of 368m US dollar for the six-month
period ended 30 June 2025 (30 June 2024: net finance expenses of (530)m US dollar) – see Note 8
Finance expense and income
.
The company reported exceptional share of results of associates of 9m US dollar from its associate Anadolu Efes for the six month-period ended 30 June 2025 (30 June 2024: 104m US dollar from Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results) – see Note 13
Investments in associates
.
All the amounts referenced above are before income taxes. The exceptional taxes amounted to 17m US dollar (decrease of income taxes) for the six-month
period ended 30 June 2025 (30 June 2024: increase of income taxes by (133)m US dollar). The exceptional taxes for the six-month
period ended 30 June 2024 mainly included the net impact of (240)m US dollar exceptional tax expense (4.5 billion South African rand) following the resolution of South African tax matters (refer to Note 21
Contingencies
)
and the release of tax provisions.

1
0

8.	Finance expense and income

For the six-month period ended 30 June Million US dollar	2025	2024 1

Interest expense	(1 588 )	(1 753 )
Interest income	240	293
Interest income on Brazilian tax credits	63	61
Net interest income/(expense)	(1 284 )	(1 399 )
Accretion expense	(315)	(382)
Interest on pensions	(37)	(45)
Accretion expense and interest on pensions	(351)	(427)
Net foreign exchange gains/(losses)	(161)	(162)
Net gains/(losses) on hedging instruments	(138)	(209)
Bank fees, taxes and other financial expense	(140)	(163)
Other financial income	29	4
Other financial results	(410)	(530)

Net finance income/(expense) excluding exceptional items	(2 046 )	(2 357 )

Exceptional finance income/(expense)	368	(530)

Net finance income/(expense)	(1 678 )	(2 887 )
In the
six-month
period ended 30 June 2025, accretion expense included the unwind of discount on payables of 195m US dollar (30 June 2024: 229m US dollar), interest on lease liabilities of 69m US dollar (30 June 2024: 76m US dollar), bond fees and interest on provisions of 37m US dollar (30 June 2024: 59m US dollar), and deferred consideration on acquisitions of 14m US dollar (30 June 2024: 18m US dollar).
Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 19
Risks arising from financial instruments
. No interest income was recognized on impaired financial assets.
Exceptional finance income/(expense) includes:

•
339m US dollar gain resulting from
mark-to-market
adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB (30 June 2024: (507)m US dollar loss);

•	29m US dollar gain related to the completion of tender offers of notes issued by the company and certain of its subsidiaries (30 June 2024: 43m US dollar gain); and
•	(66)m US dollar loss resulting from the impairment of financial investments in the six-month period ended 30 June 2024.

1
Amended to conform to the 2025 pres
entat
ion.

1
1

9.	Income taxes
Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2025	2024

Current tax expense	( 1 576 )	( 1 724 )
Deferred tax (expense)/income	172	177
Total income tax expense in the income statement	(1 404 )	(1 546 )
The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2025	2024

Profit/(loss) before tax	5 972	4 782
Deduct share of results of associates	135	137
Deduct exceptional share of results of associates	9	104
Profit before tax and before share of results of associates	5 828	4 541

Adjustments to the tax basis
Government incentives	(60)	(223)
Non-deductible/(non-taxable) mark-to-market on derivatives	(339)	507
Other expenses not deductible for tax purposes	779	807
Other non-taxable income	(348)	(368)

Adjusted tax basis	5 861	5 265

Aggregate weighted nominal tax rate	26.0%	26.2%

Tax at aggregated nominal tax rate	(1 526 )	(1 382)

Adjustments on tax expense
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(56)	(165)
(Underprovided)/overprovided in prior years	20	(160)
Deductions from interest on equity	102	102
Deductions from goodwill and other tax deductions	315	367
Withholding taxes	(253)	(207)
Other tax adjustments	(7)	(102)

Total tax expense	(1 404 )	(1 546)

Effective tax rate	24.1%	34.1%
The total income tax expense for the
six-month
period ended 30 June 2025 amounts to (1 404)m US dollar compared to (1 546)m US dollar for the six-month
period ended 30 June 2024. The effective tax rate is 24.1% for the six-month
period ended 30 June 2025 compared to 34.1% for the
six-month
period ended 30 June 2024.
The 2025 effective tax rate was positively impacted by
non-taxable
gains from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, while the 2024 effective tax rate was negatively impacted by non-deductible
losses from these derivatives. Furthermore, the 2024 effective tax rate included (133)m US dollar exceptional tax expense, reflecting mainly the net impact of a (240)m US dollar (4.5 billion South African rand) resolution of South African tax matters and the release of tax provisions – please refer to Note 7
Exceptional
items
.
Effective 1 January 2024, the company and its subsidiaries are within the scope of the OECD Pillar Two model rules either based on the adoption of Pillar Two legislation by Belgium, the jurisdiction in which the parent entity is incorporated, or by other jurisdictions where the company operates. The company assessed the impact for the six-month
periods ended 30 June 2024 and 30 June 2025 and concluded the impact to be not material.
The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

1
2

10. Property, plant and equipment
Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	30 June 2025	31 December 2024

Property, plant and equipment owned	21 630	21 295
Property, plant and equipment leased (right-of-use assets)	2 224	2 209
Total property, plant and equipment	23 854	23 503

	30 June 2025				31 December 2024
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	12 325	38 056	1 166	51 547	54 522
Effect of movements in foreign exchange	617	2 138	77	2 832	(4 424)
Acquisitions	5	368	735	1 108	2 989
Acquisitions through business combinations	-	-	-	-	16
Disposals through sale and derecognition	(10)	(557)	-	(567)	(2 271)
Disposals through the sale of subsidiaries	-	-	-	-	(9)
Transfer (to)/from other asset categories and other movements¹	86	539	(857)	(232)	724
Balance at end of the period	13 024	40 544	1 121	54 688	51 547

Depreciation and impairment losses
Balance at end of previous year	(5 018 )	(25 235 )	-	(30 252)	(30 430)
Effect of movements in foreign exchange	(262)	(1 462)	-	(1 724 )	2 367
Depreciation	(190)	(1 475)	-	(1 665 )	(3 518)
Disposals through sale and derecognition	8	537	-	545	2 121
Disposals through the sale of subsidiaries	-	-	-	-	5
Impairment losses	(9)	(68)	-	(77)	(247)
Transfer to/(from) other asset categories and other movements¹	20	97	-	116	(550)
Balance at end of the period	(5 450 )	(27 607 )	-	(33 058 )	(30 252)

Carrying amount
at 31 December 2024	7 307	12 821	1 166	21 295	21 295
at 30 June 2025	7 573	12 936	1 121	21 630
As at 30 June 2025 and 31 December 2024 there were no significant restrictions on title on property, plant and equipment.
Contractual commitments to purchase property, plant and equipment amounted to 509m US dollar as at 30 June 2025 compared to 257m US dollar as at 31 December 2024.
AB InBev’s net capital expenditures in the statement of cash flow amounted to 1 350m US dollar in 2025 compared to 1 684m US dollar in 2024. Out of the total 2025 capital expenditures approximately 34% was used to improve the company’s production facilities while 51% was used for logistics and commercial investments and 15% for the purchase of hardware and software and improving administrative capabilities.

1
The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the statement of financial position of property, plant and equipment held for sale in accordance with IFRS 5
Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29
Financial reporting in hyperinflationary economies
.

1
3

Property, plant and equipment leased by the company
(right-of-use
assets) is detailed as follows:

	30 June 2025

Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 30 June	1 497	728	2 224
Depreciation for the year ended 30 June	(208)	(148)	(356)

	31 December 2024

Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 443	766	2 209
Depreciation for the year ended 31 December	(433)	(349)	(782)
Additions to
right-of-use
assets in the
six-month
period ended 30 June 2025 were 169m US dollar (30 June 2024: 228m US dollar).
Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.
The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases.
The expense related to short-term and
low-value
leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.
11. Goodwill

Million US dollar	30 June 2025	31 December 2024

Acquisition cost
Balance at end of previous year	112 637	119 302
Effect of movements in foreign exchange	4 384	(7 082)
Transfers (to)/from other assets categories 1	(79)	(7)
Hyperinflation monetary adjustments	99	425
Balance at end of the period	117 041	112 637

Impairment losses
Balance at end of previous year	(2 158)	(2 259)
Effect of movements in foreign exchange	(101)	101
Balance at end of the period	(2 259)	(2 158)

Carrying amount
Balance at end of the period	114 782	110 479
AB InBev completes a goodwill impairment testing annually, or whenever a triggering event has occurred.

1
The
transfer
(to)/from other asset categories relates mainly to the separate presentation in the statement of financial position of goodwill held for sale in accordance with IFRS 5
Non-current
assets held for sale and discontinued operations
.

1
4

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	30 June 2025	31 December 2024

United States	33 330	33 387
Rest of North America	1 961	1 864
Mexico	13 141	12 250
Colombia	15 020	13 821
Rest of Middle Americas	23 866	23 205
Brazil	3 351	2 953
Rest of South America	1 345	1 345
Europe	2 293	2 051
South Africa	9 116	8 584
Rest of Africa	4 503	4 547
China	3 003	2 948
Rest of Asia Pacific	3 261	2 998
Global Export and Holding Companies	591	526
Total carrying amount of goodwill	114 782	110 479
12. Intangible assets

	30 June 2025					31 December 2024
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	37 040	2 281	5 438	93	44 852	46 080
Effect of movements in foreign exchange	863	97	441	21	1 423	(2 065 )
Acquisitions through business combinations	13	-	-	-	13	-
Acquisitions and expenditures	10	190	220	1	421	1 069
Disposals through sale and derecognition	(7)	(231)	(4)	(7)	(249)	(473)
Transfer (to)/from other asset categories and other movements¹	(5)	7	(4)	(3)	(6)	240
Balance at end of period	37 914	2 343	6 092	106	46 455	44 852

Amortization and impairment losses
Balance at end of previous year	(91)	(1 362 )	(3 283 )	(81)	(4 818 )	(4 794 )
Effect of movements in foreign exchange	(1)	(75)	(283)	(11)	(370)	470
Amortization	-	(77)	(339)	(13)	(430)	(845)
Impairment	-	-	-	-	-	(17)
Disposals through sale and derecognition	-	231	2	5	238	471
Transfer to/(from) other asset categories and other movements¹	-	1	(12)	32	22	(103)
Balance at end of period	(92)	(1 283 )	(3 915 )	(67)	(5 358 )	(4 818 )

Carrying value
at 31 December 2024	36 948	919	2 155	12	40 034	40 034
at 30 June 2025	37 821	1 060	2 177	39	41 096
AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than
600-year
history, brands and certain distribution rights have been assigned indefinite lives.
Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.
Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchased for its own products and are tested for impairment once a year or whenever a triggering event has occurred.

1
The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to the separate presentation in the statement of financial position of intangible assets held for sale in accordance with IFRS 5
Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29
Financial reporting in hyperinflationary economies
.

1
5

13. Investments in associates
A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2025		2024
Million US dollar	Castel	Anadolu Efes	Castel	Anadolu Efes

Balance at 1 January	3 125	214	3 482	164
Effect of movements in foreign exchange	347	(99)	(90)	(17)
Dividends received	(72)	(5)	(94)	(10)
Share of results of associates	59	(1)	57	22
Exceptional share of results of associates	-	9	-	104
Balance at 30 June	3 459	118	3 355	263
In the
six-month
period ended 30 June 2025, the exceptional share of results of associates included 9m US dollar impact from our associate Anadolu Efes following the deconsolidation of its Russia business. In the six-month
period ended 30 June 2024, the exceptional share of results of associates included 104m US dollar impact from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results – see Note 7
Exceptional
items
.
In the
six-month
period ended 30 June 2025, associates that are not individually material contributed 77m US dollar to the results of investment in associates (30 June 2024: 58m US dollar).
14. Trade and other receivables

Million US dollar	30 June 2025	31 December 2024

Cash deposits for guarantees	153	133
Loans to customers	7	8
Tax receivable, other than income tax	112	105
Brazilian tax credits and interest receivables	1 305	1 120
Trade and other receivables	252	212
Non-current trade and other receivables	1 829	1 577

Trade receivables and accrued income	4 866	3 792
Interest receivables	41	43
Tax receivable, other than income tax	676	416
Loans to customers	45	60
Prepaid expenses	787	493
Other receivables	579	467
Current trade and other receivables	6 994	5 270
Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 30 June 2025, the total amount of such credits and interest receivables represented 1 305m US dollar (31 December 2024: 1 120m US dollar).

1
6

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current
loans to customers can be detailed as follows for 30 June 2025 and 31 December 2024 respectively:

	Net carrying amount as of 30 June 2025	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	4 866	4 507	207	84	54	14
Loans to customers	52	52	-	-	-	-
Interest receivables	41	39	2	-	-	-
Other receivables	579	559	8	5	4	2
	5 538	5 157	217	89	59	16

	Net carrying amount as of 31 December 2024	Of which: neither	Of which not impaired as of the reporting date and past due
		impaired nor past due on the reporting date	Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 792	3 531	177	34	32	18
Loans to customers	68	58	-	-	10	-
Interest receivables	43	43	-	-	-	-
Other receivables	467	450	4	5	8	-
	4 369	4 082	181	38	50	18
The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current
loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in the six-month
period ended 30 June 2025 amount to 28m US dollar (30 June 2024: 39m US dollar).
AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 19
Risks arising from financial instruments
.
15. Cash and cash equivalents and investment securities
Cash and cash equivalents

Million US dollar	30 June 2025	31 December 2024

Cash and bank accounts	4 642	6 210
Short-term bank deposits	2 525	4 964
Cash and cash equivalents	7 167	11 174
Bank overdrafts	(21)	-
Cash and cash equivalents in the statement of cash flows	7 146	11 174
The cash outstanding as at 30 June 2025 includes restricted
cash
for an amount of 105m US dollar (31 December 2024: 99m US dollar). This restricted cash mainly relates to amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (80m US dollar).
Investment securities

Million US dollar	30 June 2025	31 December 2024

Investment in unquoted companies	125	129
Investment in debt securities	27	39
Non-current investments	152	168

Investment in debt securities	205	221
Current investments	205	221

1
7

As at 30 June 2025, current debt securities of 205m US dollar mainly represented investments in government bonds (31 December 2024: 221m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

16.	Changes in equity and earnings per share
STATEMENT OF CAPITAL
The tables below summarize the changes in issued capital and treasury shares during the six-month
period ended 30 June 2025:

Issued capital
Issued capital	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	-	-
At the end of the current period	2 019	1 736

Of which:
Ordinary shares	1 797
Restricted shares	222

	Treasury shares		Result on the use of treasury shares
Treasury shares	Million shares	Million US dollar	Million US dollar

At the end of the previous year	43.8	(3 886)	(5 406)
Changes during the period	22.8	(1 138)	(579)
At the end of the current period	66.6	(5 024)	(5 985)
As of 30 June 2025, the share capital of AB InBev amounts to 1 238 608 euro (1 735 915 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 66 600 067 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 222 042 165 restricted shares. As of 30 June 2025, the total of authorized, unissued capital amounts to 37m euro.
The treasury shares held by the company are reported in equity in Treasury shares.
The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.
The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one
basis and they rank equally with the ordinary shares with respect to dividends and voting rights. By 30 June 2025, from the 326 million restricted shares issued at the time of the SAB combination, 104 million restricted shares were converted into new ordinary shares.
The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 2 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the
Corporate Governance
section of AB InBev’s annual report.
CHANGES IN OWNERSHIP INTERESTS
In accordance with IFRS 10
Consolidated Financial Statements
, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.
In the
six-month
period ended 30 June 2025, Ambev performed a share buyback for an amount of 314m US dollar. The purchases did not impact AB InBev’s profit.
TREASURY SHARES
Using the powers granted at the shareholders meeting of 28 April 2021, the Board of Directors approved a share buyback program for an amount of 2 billion US dollar in 2024. As of 30 June 2025, AB InBev bought back 34.615.419 shares for a total amount of 2 billion US dollar, corresponding to 1.71% of the total shares outstanding.

1
8

As of 30 June 2025, the group owned 66 600 067 own shares of which 65 961 706 were held directly by AB InBev. The par value of the share is 0.61 euro. The treasury shares that the company still owned at the end of 30 June 2025 represented 49 852 185 US dollar (40 626 041 euro) of the subscribed capital.
BORROWED SHARES
In order to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, during the course of 2025, the company had stock lending arrangements in place for up to 26.7 million shares, which were used to fulfill share-based compensation plan commitments. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.
DIVIDENDS
On 30 April 2025, a dividend of 1.00 euro per share or 1 986m euro was approved at the shareholders’ meeting. The dividend was paid out as of 8 May 2025.
On 24 April 2024, a dividend of 0.82 euro per share or 1 645m euro was approved at the shareholders’ meeting. The dividend was paid out as of 7 May 2024.
TRANSLATION RESERVES
The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.
HEDGING RESERVES
The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss.
TRANSFERS FROM SUBSIDIARIES
The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As of 30 June 2025, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.
Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.

OTHER COMPREHENSIVE INCOME RESERVES
The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As per 1 January 2025	(38 670)	490	(1 020)	(39 201)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	2 694	-	-	2 694
Cash flow hedges	-	(255)	-	(255)
Other comprehensive income/(loss)	2 694	(255)	-	2 439
As per 30 June 2025	(35 976)	235	(1 020)	(36 762)
The gain in translation reserves is primarily related to the appreciation of the closing rates of the Mexican peso, the Colombian peso, the Peruvian sol, the Brazilian real and the South African rand, which resulted in a net foreign exchange translation adjustment of 2 694m US dollar as of 30 June 2025 (increase of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As per 1 January 2024	(30 180)	181	(1 155)	(31 155)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(4 558)	-	-	(4 558)
Cash flow hedges	-	326	-	326
Other comprehensive income/(loss)	(4 558)	326	-	(4 232)
As per 30 June 2024	(34 738)	507	(1 155)	(35 387)
EARNINGS PER SHARE
The calculation of basic earnings per share for the
six-month
period ended 30 June 2025 is based on the profit attributable to equity holders of AB InBev of 3 824m US dollar (30 June 2024: 2 564m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2025	2024

Issued ordinary and restricted shares at 1 January, net of treasury shares	1 975	1 984
Effect of stock lending	27	30
Effect of delivery of treasury shares and share buyback programs	(13)	(9)
Weighted average number of ordinary and restricted shares at 30 June	1 989	2 005
The calculation of diluted earnings per share for the
six-month
period ended 30 June 2025 is based on the profit attributable to equity holders of AB InBev of 3 824m US dollar (30 June 2024: 2 564m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2025	2024

Weighted average number of ordinary and restricted shares at 30 June	1 989	2 005
Effect of share options, PSUs and restricted stock units	37	38
Weighted average number of ordinary and restricted shares (diluted) at 30 June	2 026	2 043

2
0

The calculation of the Underlying EPS is based on the profit before exceptional items and hyperinflation impacts attributable to equity holders of AB InBev. Underlying EPS is a non-IFRS
measure. A reconciliation of the profit attributable to equity holders of AB InBev to the profit before exceptional items, attributable to equity holders of AB InBev and underlying profit is calculated as follows:

For the six-month period ended 30 June
Million US dollar	2025	2024

Profit attributable to equity holders of AB InBev	3 824	2 564
Net impact of exceptional items on profit (refer to Note 7)	(305)	675
Profit before exceptional items, attributable to equity holders of AB InBev	3 519	3 239
Hyperinflation impacts	37	81
Underlying profit	3 556	3 320
The table below sets out the EPS calculation:

For the six-month period ended 30 June
Million US dollar	2025	2024

Profit attributable to equity holders of AB InBev	3 824	2 564
Weighted average number of ordinary and restricted shares	1 989	2 005
Basic EPS	1.92	1.28

Profit attributable to equity holders of AB InBev	3 824	2 564
Weighted average number of ordinary and restricted shares (diluted)	2 026	2 043
Diluted EPS	1.89	1.25

Underlying profit	3 556	3 320
Weighted average number of ordinary and restricted shares	1 989	2 005
Underlying EPS	1.79	1.66
The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS, 25m share options were anti-dilutive and not included in the calculation of the dilutive effect per 30 June 2025 (30 June 2024: 45m share options).

2
1

17. Interest-bearing loans and borrowings

Million US dollar	30 June 2025	31 December 2024

Unsecured bond issues	70 113	68 857
Lease liabilities	1 745	1 748
Unsecured other loans	107	100
Secured bank loans	15	16
Non-current interest-bearing loans and borrowings	71 979	70 720

Unsecured bond issues	2 713	627
Lease liabilities	589	556
Unsecured bank loans	196	94
Unsecured other loans	77	169
Secured bank loans	4	3
Current interest-bearing loans and borrowings	3 578	1 449

Interest-bearing loans and borrowings	75 558	72 169
The current and
non-current
interest-bearing loans and borrowings amount to 75.6 billion US dollar as at 30 June 2025, compared to 72.2 billion US dollar as at 31 December 2024. For more information about the company’s exposure to interest rate and foreign exposure currency risk – refer to
Note 19
Risks arising from financial instruments.
As at 30 June 2025, the company had no outstanding balance on commercial papers (31 December 2024: nil). The commercial papers include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.
In May 2025, Anheuser-Busch InBev NV/SA (“ABISA”) completed the issuance of the following series of bonds:

Issue date	Issuer (abbreviated)	Maturity date	Currency	Aggregate principal amount (in million)	Coupon rate
12 May 2025	ABISA	19 May 2033	EUR	1 250	3.375%
12 May 2025	ABISA	19 May 2038	EUR	1 500	3.875%
12 May 2025	ABISA	19 May 2045	EUR	500	4.125%
Additionally, the company completed the tender offers of three series of notes issued by Anheuser-Busch InBev Worldwide Inc. (“ABIWW”), Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Finance Inc. (“ABIFI”) and repurchased 1.8 billion US dollar aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below:

Date of repurchase	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in million)	Principal amount repurchased (in million)	Principal amount not repurchased (in million)
30 May 2025	ABIWW	4.750% Notes due 2029	USD	4 250	1 321	2 929
30 May 2025	ABIWW and ABC	4.900% Notes due 2046	USD	9 160	330	8 830
30 May 2025	ABIFI	4.900% Notes due 2046	USD	1 457	167	1 291
These tender offers were financed with cash.
Furthermore, the company also redeemed the entire outstanding principal amount of the Anheuser-Busch InBev Worldwide notes due in 2028 bearing interest at 4.000% with a principal amount of 1.6 billion US dollar.

2
2

Net debt
Net debt is defined as
non-current
and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position.

Million US dollar	30 June 2025	31 December 2024

Non-current interest-bearing loans and borrowings	71 979	70 720
Current interest-bearing loans and borrowings	3 578	1 449
Interest-bearing loans and borrowings	75 558	72 169

Bank overdrafts	21	-
Cash and cash equivalents	(7 167)	(11 174)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(105)	(99)
Debt securities (included within Investment securities)	(232)	(251)
Net debt	68 075	60 645
AB InBev’s net debt increased to 68.1 billion US dollar as at 30 June 2025, from 60.6 billion US dollar as at 31 December 2024. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests
and taxes (3.7 billion US dollar), the payment for the share buybacks of AB InBev and Ambev (2.2 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (3.1 billion US dollar) and foreign exchange impact on net debt (2.8 billion US dollar increase of net debt).
Reconciliation of liabilities arising from financing activities
The table below details the changes in the company’s liabilities arising from financing activities, including both cash and non-cash
changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the company’s consolidated cash flow statement from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt

Balance at 1 January 2025	70 720	1 449
Proceeds from borrowings	3 502	565
Repayments of borrowings	(3 424)	(574)
Capitalization / (payment) of lease liabilities	182	(335)
Amortized cost	34	1
Unrealized foreign exchange effects	3 269	156
Current portion of long-term debt	(2 313)	2 313
(Gain)/Loss on bond redemption and other movements	8	4
Balance at 30 June 2025	71 979	3 578

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt

Balance at 1 January 2024	74 163	3 987
Proceeds from borrowings	5 296	170
Repayments of borrowings	(2 518)	(1 824)
Capitalization / (payment) of lease liabilities	188	(360)
Amortized cost	31	1
Unrealized foreign exchange effects	(791)	(96)
Current portion of long-term debt	(358)	358
(Gain)/Loss on bond redemption and other movements	(66)	3
Balance at 30 June 2024	75 944	2 240

2
3

18. Share-based payments
Different share-based programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit (“RSU”) plan for directors (“RSU Plan for Directors”), and the various long-term incentive plans for executives (“LTI Plan Executives”). These share-based payment programs relate to either AB InBev shares or American Depository Shares (“ADSs”) as underlying equity instruments. Except for the ones mentioned below, there were no other grants in the six-month
period ended 30 June 2025. Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated. There were no significant changes to the terms and conditions of the programs disclosed in the annual consolidated financial statements for the year ended 31 December 2024.
Share-based payment transactions resulted in a total expense of 309m US dollar for the six-month
period ended 30 June 2025, as compared to 315m US dollar for the six-month
period ended 30 June 2024.
AB INBEV SHARE-BASED COMPENSATION PROGRAMS
Share-Based Compensation Plan for Executives
In the
six-month
period ended 30 June 2025, AB InBev issued 2.1m matching RSUs in relation to bonuses granted to company employees and management (30 June 2024: 1.6m matching RSUs). These matching RSUs represent a fair value of approximately 128m US dollar (30 June 2024: 94m US dollar).
RSU Plan for Directors
In the
six-month
period ended 30 June 2025, 0.1m RSUs with an estimated fair value of 4m US dollar were granted to directors (30 June 2024: 0.1m with an estimated fair value of 4m US dollar).
Other Recurring LTI Restricted Stock Units Plans for Executives
In the
six-month
period ended 30 June 2025, approximately 2.9m RSUs were granted with an estimated fair value of 77m US dollar under this plan (30 June 2024: approximately 37 thousand RSUs with an estimated fair value of less than 2m US dollar).
AMBEV SHARE-BASED COMPENSATION PROGRAMS
Share-Based Compensation Plan
Under the 2018 Share-based compensation plan, Ambev issued 15.1m matching RSUs in the six-month
period ended 30 June 2025 with an estimated fair value of 32m US dollar (30 June 2024: 6.8m matching RSUs with an estimated fair value of 17m US dollar).
BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM
Share-Based Compensation Plan
In the
six-month
period ended 30 June 2025, Budweiser APAC issued 9.2m matching RSUs in relation to bonuses granted to Budweiser APAC employees with an estimated fair value of 10m US dollar (30 June 2024: 8.8m matching RSUs with an estimated fair value of 14m US dollar).

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4

19.	Risks arising from financial instruments
A)  FINANCIAL ASSETS AND LIABILITIES
Set out below is an overview of financial assets and liabilities held by the company as at the dates indicated:

	30 June 2025				31 December 2024
Million US dollar	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total

Cash and cash equivalents	7 167	-	-	7 167	11 174	-	-	11 174
Trade and other receivables	5 944	-	-	5 944	4 714	-	-	4 714
Investment securities	27	205	125	357	30	221	138	389
Foreign exchange derivatives	-	33	52	85	-	23	433	457
Commodities	-	-	182	182	-	-	106	106
Cross currency interest rate swaps	-	-	103	103	-	-	249	249
Interest rate swaps	-	14	-	14	-	3	-	3
Financial assets	13 137	252	462	13 852	15 918	247	927	17 092
Non-current	439	21	148	608	382	-	399	781
Current	12 698	231	315	13 243	15 536	247	528	16 311

Trade and other payables	19 196	306	-	19 502	20 037	288	-	20 325
Non-current interest-bearing loans and borrowings	70 516	1 463	-	71 979	69 011	1 709	-	70 720
Current interest-bearing loans and borrowings	3 578	-	-	3 578	1 449	-	-	1 449
Bank overdrafts	21	-	-	21	-	-	-	-
Equity swaps	-	5 098	-	5 098	-	5 614	-	5 614
Foreign exchange derivatives	-	131	352	484	-	30	22	52
Commodities	-	-	60	60	-	-	70	70
Cross currency interest rate swaps	-	-	259	259	-	-	55	55
Interest rate swaps	-	80	-	80	-	94	-	94
Financial liabilities	93 311	7 079	671	101 061	90 497	7 735	147	98 379
Non-current	71 193	1 897	177	73 267	69 494	1 933	66	71 492
Current	22 119	5 181	495	27 795	21 003	5 802	82	26 887

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B)  INTEREST RATE RISK
The table below reflects the effective interest rates of interest-bearing financial liabilities at the reporting date as well as the currency in which the debt is denominated.

30 June 2025	Before hedging		After hedging
Interest-bearing financial liabilities	Effective	Amount	Effective	Amount
Million US dollar	interest rate		interest rate

Floating rate
US dollar	-	-	5.5%	1 192
Other	6.1%	307	9.5%	306
		307		1 498
Fixed rate
US dollar	5.2%	42 732	5.5%	34 692
Euro	2.7%	29 283	2.7%	30 658
Chinese yuan	3.5%	38	2.7%	2 768
Canadian dollar	4.5%	581	4.4%	2 683
South Korean won	5.3%	47	2.5%	2 207
Pound sterling	3.3%	1 262	2.6%	37
Other	11.8%	1 328	11.7%	1 035
		75 272		74 081

31 December 2024 1	Before hedging		After hedging
Interest-bearing financial liabilities	Effective	Amount	Effective	Amount
Million US dollar	interest rate		interest rate

Floating rate
US dollar	-	-	5.3%	1 792
Other	11.2%	184	11.2%	184
		184		1 975
Fixed rate
US dollar	5.1%	46 192	5.4%	36 780
Euro	2.5%	22 653	2.5%	23 530
Chinese yuan	3.2%	41	2.6%	2 921
Canadian dollar	4.5%	555	4.4%	2 657
South Korean won	4.9%	40	2.3%	2 200
Pound sterling	3.3%	1 154	2.6%	34
Other	9.9%	1 350	10.5%	2 073
		71 986		70 195
As at 30 June 2025, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 21m US dollar (31 December 2024: nil). As disclosed in the above table, 1 498m US dollar or 2.0% of the company’s interest-bearing financial liabilities bears interest at a variable rate.
C)  EQUITY PRICE RISK
AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs, as disclosed in Note 18
Share-based Payments.
AB InBev also hedges its exposure arising from shares issued in connection with the Grupo Modelo and SAB combinations (see also Note 8
Finance
expense
and income
). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the income statement.
As at 30 June 2025, an exposure for an equivalent of 100.5 m of AB InBev shares was hedged, resulting in a total gain of 339m US dollar recognized in the income statement for the period in exceptional finance income/(expense). As at 30 June 2025, liabilities for equity swap derivatives amounted to 5.1 billion US dollar (31 December 2024: 5.6 billion US dollar).

1	Amended to conform to the 2025 presentation

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D)  CREDIT RISK
Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.
AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement
risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.
The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 30 June 2025 to be limited.
Exposure to credit risk
Credit risk arises from financial assets including trade and other receivables. The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized and disclosed by financial asset class in section
A) Financial assets and liabilities
.
The maximum exposure to credit risk at the reporting date for trade and other receivables, excluding Brazilian tax credits, tax receivables other than income tax and prepaid expenses, was as follows:

	30 June 2025			31 December 2024
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Trade receivables	5 288	(422)	4 866	4 168	(377)	3 792
Other receivables	1 144	(67)	1 077	984	(61)	923
Trade and other receivables	6 433	(489)	5 944	5 152	(438)	4 714
There was no significant concentration of credit risks with any single counterparty as of 30 June 2025 and no single customer represented more than 10% of the total revenue of the group in 2025.
Impairment losses
The allowance for impairment recognized during the period on trade and other receivables was as follows:

	30 June 2025	31 December 2024
Balance at end of previous year	(438)	(462)
Impairment losses	(28)	(56)
Derecognition	11	24
Currency translation and other	(35)	55
Balance at end of period	(489)	(438)
E)  LIQUIDITY RISK
Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

•	Debt servicing;

•	Capital expenditures;

•	Investments in companies;

•	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

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7

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.
The following are the nominal contractual maturities of
non-derivative
financial liabilities including interest payments and derivative liabilities:

	30 June 2025
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(72 826)	(119 917)	(5 769)	(5 304)	(9 219)	(11 924)	(87 701)
Trade and other payables	(23 201)	(23 390)	(22 128)	(270)	(107)	(364)	(523)
Lease liabilities	(2 333)	(2 590)	(666)	(618)	(419)	(429)	(458)
Secured bank loans	(19)	(24)	(6)	(5)	(5)	(9)	-
Unsecured bank loans	(196)	(196)	(196)	-	-	-	-
Unsecured other loans	(184)	(208)	(79)	(100)	(18)	(1)	(10)
Bank overdrafts	(21)	(21)	(21)	-	-	-	-
	(98 779)	(146 347)	(28 864)	(6 297)	(9 766)	(12 727)	(88 692)

Derivative financial liabilities
Equity derivatives	(5 098)	(5 098)	(5 098)	-	-	-	-
Foreign exchange derivatives	(484)	(484)	(367)	(28)	-	(89)	-
Cross currency interest rate swaps	(259)	(259)	(85)	(6)	(71)	(61)	(36)
Interest rate swaps	(80)	(80)	-	(80)	-	-	-
Commodity derivatives	(60)	(60)	(59)	(1)	-	-	-
	(5 981)	(5 981)	(5 609)	(115)	(71)	(150)	(36)

Of which: related to cash flow hedges	(432)	(432)	(399)	(3)	(24)	(1)	(5)

	31 December 2024
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(69 484)	(113 412)	(3 453)	(3 416)	(7 311)	(14 352)	(84 881)
Trade and other payables	(24 601)	(24 760)	(23 750)	(257)	(128)	(328)	(297)
Lease liabilities	(2 303)	(2 592)	(639)	(620)	(398)	(447)	(488)
Secured bank loans	(19)	(25)	(5)	(4)	(4)	(8)	(4)
Unsecured bank loans	(94)	(94)	(94)	-	-	-	-
Unsecured other loans	(269)	(297)	(172)	(94)	(20)	(2)	(9)
	(96 770)	(141 181)	(28 113)	(4 391)	(7 861)	(15 138)	(85 678)

Derivative financial liabilities
Equity derivatives	(5 614)	(5 614)	(5 614)	-	-	-	-
Foreign exchange derivatives	(52)	(52)	(52)	-	-	-	-
Cross currency interest rate swaps	(55)	(55)	9	9	(30)	1	(46)
Interest rate swaps	(94)	(94)	(93)	-	-	-	(1)
Commodity derivatives	(69)	(69)	(69)	-	-	-	-
	(5 885)	(5 885)	(5 818)	9	(30)	1	(47)

Of which: related to cash flow hedges	(134)	(134)	(91)	(2)	(38)	-	(4)

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F)  FAIR VALUE
The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized in the statement of financial position. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, lease liabilities and derivative financial instruments have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value.

Interest-bearing financial liabilities	30 June 2025		31 December 2024
Million US dollar	Carrying amount	Fair value	Carrying amount	Fair value

Fixed rate
US dollar	(42 350)	(42 824)	(45 800)	(45 558)
Euro	(28 494)	(28 075)	(21 915)	(21 605)
Pound sterling	(1 212)	(1 152)	(1 108)	(1 046)
Canadian dollar	(512)	(480)	(484)	(461)
Other	(370)	(372)	(375)	(373)
	(72 938)	(72 902)	(69 682)	(69 044)
The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 30 June 2025 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs -level 3

Financial Assets
Derivatives at fair value through profit and loss	-	47	-
Derivatives in a cash flow hedge relationship	23	208	-
Derivatives in a net investment hedge relationship	-	107	-
	23	361	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	306
Derivatives at fair value through profit and loss	-	5 229	-
Derivatives in a cash flow hedge relationship	40	392	-
Derivatives in a fair value hedge relationship	-	80	-
Derivatives in a net investment hedge relationship	-	239	-
	40	5 941	306

Fair value hierarchy 31 December 2024 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	26	-
Derivatives in a cash flow hedge relationship	27	416	-
Derivatives in a net investment hedge relationship	-	345	-
	27	796	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	288
Derivatives at fair value through profit and loss	-	5 644	-
Derivatives in a cash flow hedge relationship	29	105	-
Derivatives in a fair value hedge relationship	-	94	-
Derivatives in a net investment hedge relationship	-	14	-
	29	5 857	288
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities during the period. Movements in the fair value “level 3” category of financial liabilities, measured on a recurring basis, are mainly related to the settlement and remeasurement of deferred consideration from prior years acquisitions and the put option as described below.
Non-derivative
financial liabilities
As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of 0.3 billion US dollar. The closing of the transaction resulted in Ambev’s participation in CND increasing from 85% to 97%. ELJ currently holds 3% of CND and the remaining put option is exercisable as from 2026. As at 30 June 2025, the put option on the remaining shares held by ELJ was valued at 209m US dollar (31 December 2024: 195m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.

20.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other
In the
six-month
period ended 30 June 2025, there were no significant changes in collateral and contractual commitments. The commitments to purchase property, plant and equipment increased from 257m US dollar as of 31 December 2024 to 509m US dollar as of 30 June 2025.

21.	Contingencies
The company has contingencies related to legal proceedings and tax matters arising in the normal course of its business. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev’s management cannot at this stage estimate the likely timing of resolution of these matters.
The most significant contingencies are discussed below. Amounts have been converted to US dollar at the closing rate of the respective period.
The company and its subsidiaries have insurance guarantees and letters of guarantee for certain legal proceedings, which are presented as guarantees to the court in civil, labor and tax proceedings.
AMBEV TAX MATTERS
As of 30 June 2025 and 31 December 2024, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2025	31 December 2024

Income tax and social contribution	12 783	10 525
Value-added and excise taxes	5 160	4 544
Other taxes	673	622
	18 616	15 691
The most significant tax proceedings of Ambev are discussed below.
INCOME TAX AND SOCIAL CONTRIBUTION
Foreign Earnings
Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels in Brazil.
In 2022 and 2023, the Lower Administrative Court rendered favorable and partially favorable decisions to Ambev, some of which are still subject to appeal. The decisions cancelled part of the disputed tax assessments, recognizing the validity of the methodology adopted by Ambev with respect to the taxation of profits and the goodwill amortization of foreign subsidiaries. Part of these decisions became final in September 2024, representing tax assessments valuing approximately 1.0 billion Brazilian real (0.2 billion US dollar) as of the time of cancellation.
In August 2024, Ambev received a partially favorable decision from the First-Level Administrative Court with respect to a tax assessment related to the 2018 calendar year. Both Ambev and the Brazilian tax authorities filed appeals and the case awaits decision by the Lower Administrative Court.
In November 2024, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries in calendar year 2019 and filed a defense, the outcome of which was partially favorable to Ambev. Ambev has filed an appeal to the Lower Administrative Court which is awaiting judgment.
In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.

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The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 5.8 billion Brazilian real (1.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Goodwill InBev Holding
In December 2011, Ambev received a tax assessment related to the goodwill amortization in calendar years 2005 to 2010 resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.
In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions at the First-Level Administrative Court and Lower Administrative Court. Ambev and the tax authorities both filed Special Appeals which were partially admitted by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.
In April 2023, Ambev received a partially favorable decision at the Upper Administrative Court for the portion of the tax assessment subject to the Special Appeals filed by Ambev and the tax authorities. In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision, which awaits judgment at the first-level judicial court.
The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 7.5 billion Brazilian real (
1.4
 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.
Goodwill Beverage Associate Holding (BAH)
In October 2013, Ambev received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. These matters were tried at the administrative level, with the Upper Administrative Court rendering partially favorable decisions to Ambev related to the qualified penalties and the statute of limitations for one of the calendar years under discussion. In January and June 2023, Ambev filed judicial proceedings to appeal the unfavorable portion of the decisions and received favorable decisions at the first-level judicial court. The tax authorities appealed these decisions in September 2023 and the matters await judgment at the second-level judicial court.
The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 1.5 billion Brazilian real
(0.3
 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Goodwill CND Holdings
In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the First-Level Administrative Court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision to Ambev. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In February 2024, Ambev withdrew the Special Appeals and as a result, the Lower Administrative Court’s initial partially favorable decision prevailed. Ambev filed judicial proceedings relating to the unfavorable portion of the decision and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.
In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev filed a defense and in October 2023 received an unfavorable decision from the First-Level Administrative Court, which Ambev appealed to the Lower Administrative Court. In August 2024, Ambev received a favorable decision from the Lower Administrative Court. The decision is not final and is subject to review by the Upper Administrative Court.
The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 1.0 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

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Goodwill MAG
In December 2022, CRBS S.A (“CRBS”) (a subsidiary of Ambev) received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados into CRBS. Ambev filed a defense in January 2023. In November 2023, Ambev received a partially favorable decision from the First-Level Administrative Court which reduced the qualified penalty applied to 100% (instead of 150% as initially charged). This decision is not final and is subject to review by the Lower Administrative Court. CRBS has filed an appeal to the Lower Administrative Court against the unfavorable portion of the decision.
The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Ambev has continued to take the same deductions for the calendar years following the assessed periods (2021 to February 2022). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be consistent with the already assessed periods.
Disallowance of tax paid abroad
Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive.
For the assessments related to the periods of 2015 and 2016, Ambev received unfavorable decisions at the Upper Administrative Court in three out of four tax assessments and filed an appeal to the first-level judicial court in November 2023, which awaits judgment.
In July 2024, the Lower Administrative Court rendered a favorable decision to Ambev in one case related to the 2012 calendar year, but also rendered an unfavorable decision related to evidentiary formalities in a separate case discussing the offset of foreign tax credits for this same calendar year. Ambev was formally notified of the unfavorable decision and has appealed the case to the judicial court.
In January 2025, Ambev received new tax assessments from the Brazilian Federal Tax authorities challenging the offsets of foreign tax credits for the 2019 calendar year. The company has presented its defense, which is currently awaiting judgment.
The other cases are still awaiting final decisions at both administrative and judicial courts.
In connection with the disallowance of tax paid abroad, the Brazilian Federal Tax Authorities filed additional tax assessments to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev has received tax assessments charging such fines for calendar years 2015 to 2019. For the tax assessments related to the periods of 2016, 2018 and 2019, Ambev received unfavorable decisions from the First-Level Administrative Court and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In August 2024, for the tax assessments related to the periods of 2015 and 2017, Ambev received (i) an unfavorable decision by the Lower Administrative Court for the case related to the 2015 tax period, for which it filed an appeal to the Upper Administrative Court; and (ii) a favorable decision for the case related to the 2017 tax period, for which the tax authorities have filed an appeal to the Upper Administrative Court.
The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 18.2 billion Brazilian real (3.3 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Ambev has continued to take the same deductions for the calendar years following the assessed periods (2018 to 2024). Therefore, if Ambev receives similar tax assessments for these periods, Ambev management believes the outcome would be consistent with the already assessed periods.
Presumed Profit
In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first-level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive.

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In March 2019, Arosuco received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal with the Lower Administrative Court. In February 2024, Ambev received a favorable decision, which was appealed by the tax authorities to the Upper Administrative Court. The case is pending judgment.
The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 0.6 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter based on the probability of loss.
Deductibility of IOC expenses
In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other reasons. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of this restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.
As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses.
In all of the cases Ambev obtained partially favorable decisions at the First-Level Administrative Court and filed appeals to the Lower Administrative Court. The appeals related to tax assessments involving calendar years 2014 and 2017 to 2021 await judgment by the Lower Administrative Court. The favorable portion of the decisions rendered by the First-Level Administrative Court in these cases is subject to mandatory review by the Lower Administrative Court as well.
With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 Ambev obtained at the Lower Administrative Court an unfavorable decision on the merits under discussion, but favorable as it relates to the fines charged by the tax authorities, as the court decision cancelled the qualified penalties charged. In December 2024, Ambev was notified of this decision, the favorable portion of which became final, and filed an appeal to the Lower Administrative Court on the merits that awaits decision.
The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 29.4 billion Brazilian real (5.4 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
The uncertain tax position, as per IFRIC 23, continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2022-2023) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2021, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.
In December 2023, Law No. 14,789/2023 (introduced in August 2023 as Provisional Measure No. 1,185), was enacted in Brazil, which changed the calculation basis for interest on equity effective as of 1 January 2024. As a result, effective as of 1 January 2024, the uncertain tax treatment, as per IFRIC 23, is limited only to Corporate Income Taxes calculated in accordance with rules and regulations in place prior to the enactment of Law No. 14,789/2023.
Disallowance on Income Tax deduction
In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure
No. 2199-14/2001,
for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the First-Level Administrative Court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision.
In February 2024, the Lower Administrative Court rendered a partially favorable decision in favor of Arosuco recognizing its right to benefit from the income tax reduction. The unfavorable portion relates to the claim regarding a difference in the methodology for calculating the benefit and concerns approximately 26 million Brazilian real (5 million US dollar). The decision was appealed by the tax authorities and is awaiting trial.
The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 3.0 billion Brazilian real (0.5 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

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This uncertain tax position, as per IFRIC 23, continued to be applied by Arosuco impacting calendar years following those assessed (2019-2024) in which it benefited from the income tax reduction provided for in Provisional Measure
No. 2199-14/2001.
In the event Arosuco is questioned on this matter for future periods, and on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent with the previously assessed periods.
ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES
Manaus Free Trade Zone – IPI / Social contributions
In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/ or zero-rated
from excise tax (“IPI”) and social contributions (“PIS/COFINS”). With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments and denials of offset requests from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.
Ambev and its subsidiaries (including Arosuco) have also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.
In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effect, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses. Issues related to additional discussions that were not included in the analysis of the STF, such as discussions related to the applicable tariff code for concentrate units, remained classified as possible losses. The cases are being challenged at both the administrative and judicial levels.
In April 2024, the Lower Administrative Court rendered an unfavorable decision to Arosuco regarding the PIS/COFINS case, by a casting vote. After receiving notification of the judgment, Arosuco filed a lawsuit to have the dispute decided at the judicial level, which is pending decision.
Ambev management estimates the possible loss related to these proceedings to be approximately 7.0 billion Brazilian real (1.3 billion US dollar) as of 30 June 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.
IPI Suspension
In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In July 2022, Ambev received the first judicial decision on this matter, which was unfavorable to Ambev, and filed an appeal. In July 2023, the Federal Court rendered its decision on the appeal, annulling the first-level decision and ordering the production of technical evidence as requested by Ambev in order to demonstrate the proper collection of IPI. The federal government has filed motions for clarification against this decision, which are pending judgment by the Federal Court.
In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter, which ordered a tax audit to determine the amount of the tax already effectively paid. In January 2024, Ambev was notified of the results of the tax audit, which were partially favorable to Ambev, reducing 98% of the amount allegedly owed by Ambev in this case. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. In December 2024, the case was judged unfavorably to Ambev and is pending appeal.
Ambev management estimates the possible loss related to these assessments to be approximately 1.2 billion Brazilian real (0.2 billion US dollar) as of 30 June 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.
ICMS tax credits
In 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favorable judgment at the Lower Administrative Court, which was amended by the Upper Administrative Court in favor of the tax authorities. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. With respect to the assessments issued by the State of São Paulo, all were decided unfavorably to Ambev at the first administrative level, and Ambev has filed appeals at the Lower Administrative Court. In one of these cases, Ambev received an unfavorable decision from the Lower Administrative Court, which is not final and has been appealed to the Upper Administrative Court.

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Ambev management estimates the possible losses related to these assessments to be approximately 0.9 billion Brazilian real (0.2 billion US dollar) as of 30 June 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.
ICMS-ST
Trigger
Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.
In February 2025, the STF rendered its judgment on a separate constitutional case, Extraordinary Appeal No. 882,461 (“Theme 816”), which in part established a 20% limit for late fines. This limit established by Theme 816 applies to certain of Ambev’s cases relating to these tax assessments, resulting in a reclassification of remote loss for a portion of the assessed amount totalling 0.8 billion Brazilian real (0.1 billion US dollar).
Ambev management estimates the total possible loss related to this issue to be approximately 11.3 billion Brazilian real (2.1 billion US dollar) as of 30 June 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.
ICMS-PRODEPE
In 2015, in relation to the ICMS tax incentive program of the State of Pernambuco (PRODEPE), Ambev received tax assessments from the state regarding alleged differences in the ICMS tax collected relating to the rectification of errors in a handful of ancillary obligations included in Ambev’s tax filing. In 2017, Ambev received a final favorable decision recognizing the tax assessments were null due to formal errors. In September 2018, Ambev received a new tax assessment relating to the same ICMS differences. In June 2020, Ambev received a partially favorable decision at the first administrative level that recognized new formal errors in the tax assessment. The favorable portion of the decision became final in 2023. The second administrative level did not recognize Ambev’s appeal of the unfavorable portion of the decision, which Ambev appealed to the judicial level in March 2024 where it awaits judgement.
Ambev management estimates the total possible loss related to this issue to be approximately 1.0 billion Brazilian real (0.2 billion US dollar) as of 30 June 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.
SOCIAL CONTRIBUTIONS
Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. Most of the cases were cancelled at the administrative level with one case being tried at the judicial level. Following an unfavorable decision to Ambev at the first-level judicial court, the case is now pending decision by the second-level judicial court.
Ambev management estimates the possible loss related to these assessments to be approximately 0.6 billion Brazilian real (0.1 billion US dollar) as of 30 June 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.
AB INBEV’S TANZANIAN TAX MATTERS
Tanzania Breweries Limited (“TBL”), a subsidiary of AB InBev in Tanzania, received a tax assessment for 850 billion Tanzanian shillings (0.3 billion US dollar) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board with a hearing date initially scheduled for June 2025, which has been postponed to facilitate settlement discussions. No related provision has been made based on the probability of loss.

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AB INBEV’S SOUTH AFRICAN TAX MATTERS
The South African Revenue Service (“SARS”) conducted an audit of AB InBev’s South African subsidiary, the South African Breweries (Pty) Ltd. (“SAB”), in relation to the 2017 repurchase of SAB’s equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”), the Coca-Cola bottling business in Africa, by CCBA and the related subscription for shares in CCBA by subsidiaries of The Coca-Cola Company (“TCCC”). The assessment from SARS claimed that SAB owed 6.4 billion South African Rand (0.4 billion US dollar) in taxes plus penalties and interest, which as at the time of assessment totalled 17.7 billion Rand (1.0 billion US dollar). The repurchase transaction also included an indemnity for certain tax liabilities of CCBA. CCBA notified SAB that CCBA had received an assessment from SARS for 8.9 billion Rand (0.5 billion US dollar). Both of these assessments were contested. Both disputes have been resolved and SAB has paid 4.5 billion South African Rand (0.3 billion US dollar) in respect of these South African tax matters to SARS as of 30 June 2025.
AB INBEV’S PERUVIAN TAX MATTERS
AB InBev’s Peruvian majority owned subsidiaries, Union de Cervecerias Peruanas Backus & Johnston (“Backus”) and Cerveceria San Juan S.A (“San Juan”), challenged the amount of excise tax paid to the Peru tax authority (SUNAT) for the years 2014 to 2019. SUNAT initiated tax audits for the periods involved, rejected the refund claims and assessed further excise taxes for the period of 2017 to 2019. If Backus and San Juan are successful, no excise tax would ultimately be payable and the claim could result in the refund of approximately 3.0 billion Peruvian sol (0.8 billion US dollar). If unsuccessful, management estimates the possible loss to be approximately 2.1 billion Peruvian sol (0.6 billion US dollar). Backus and San Juan have pre-paid
a portion of the amounts assessed (0.5 billion Peruvian sol (0.1 billion US dollar)), pending outcome of the challenge and any appeal(s). In November 2024, Backus and its main UK shareholder submitted an arbitration request to the International Centre for Settlement of Investment Disputes (ICSID), against Peru, claiming that the tax assessments violated international law. In June 2025, the arbitral tribunal issued a provisional measure pursuant to which Backus, San Juan, and AB InBev Southern Investment Ltd shall not be required to make any further payments until the tribunal has issued its final decision. No related provision for this matter has been made based on the probability of loss.
OTHER TAX MATTERS
In February 2015, the European Commission opened an
in-depth
state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities contacted the companies that had benefitted from the system and advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission’s decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party.
On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding
opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case was referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal. On 20 September 2023, the European General Court upheld the European Commission’s decision. That judgment has been appealed by AB InBev and other parties to the European Court of Justice.
Following the initial annulment of the European Commission’s decision by the European General Court in 2019, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that had led to the annulment. These investigations relate to the same rulings that were the subject of the European Commission’s decision issued on 11 January 2016. AB InBev has filed its observations in respect of the opening decisions with the European Commission. On 28 October 2021, the European Commission stayed the new state aid investigations into the individual Belgian tax rulings pending final resolution of the case.
In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities appealed both judgments. On 11 June 2025, the Brussels Court of Appeal rendered a judgement in favor of AB InBev for calendar years 2011 and 2012, which is subject to further appeal by the Belgian tax authorities.

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In January 2019, AB InBev deposited 68 million euro (80 million US dollar) in a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68 million euro (80 million US dollar) in 2020.
SOUTH KOREAN TAX MATTERS
During the year ended 31 December 2023, Oriental Brewery Co., Ltd. (“OB”) in South Korea recorded a
66
 million exceptional charge relating to a customs audit claim, which is being contested. In the second quarter of 2025, one of OB’s employees was indicted in South Korea for embezzlement from OB and commercial bribery, and for alleged customs tax evasion related to the importation of malt covered in the 2023 customs duties audit claim. OB, OB’s subsidiary ZX Ventures, OB’s head of logistics and OB’s chief executive officer were also indicted as joint defendants for the allegation of customs tax evasion. OB and the joint defendants are defending against the customs tax evasion charges. The potential penalty exposure is not expected to be material to AB InBev.
CERBUCO BREWING ARBITRATION
Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50
% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of certain obligations relating to the joint venture. On 24 October 2024, the ICC released an arbitration award partially favorable to Cerbuco. The decision is final and the second phase of the arbitration relating to quantification of damages is ongoing. In May 2025, Cerbuco was notified of a lawsuit filed by Coralsa (its joint venture partner) in Paris seeking annulment of the arbitration award. This new case is ongoing, and no decision has yet been made on it. The outcome of both proceedings may affect Ambev’s ability to continue consolidating Bucanero into its financial statements under IFRS 10.
PROPOSED CLASS ACTION IN QUEBEC
Labatt and other third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class
of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court.

22.	Related parties
As a result of the sale of our share in associate Ghost Beverages LLC in December 2024, the company’s gross profit for transactions with associates decreased from 145m US dollar for the six-month period ended 30 June 2024 to (11)m US dollar for the six-month period ended 30 June 2025.
There are no other material changes in the company’s related party transactions during the six-month
period ended 30 June 2025 as compared to 31 December 2024
.

23.	Events after the reporting date
None

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